Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MAY 25, 2012

MANAGEMENT INFORMATION CIRCULAR

April 13, 2012

Dear Shareholder:

On behalf of the Board of Directors (the “Board”) and management of AuRico Gold Inc. (the “Corporation”, “AuRico Gold” or “AuRico”), I would like to invite you to attend the annual meeting of the holders of common shares (“Common Shares”) of the Corporation that will be held this year at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Friday, May 25, 2012, at 8:00 a.m. (Toronto Time).

The enclosed Management Information Circular contains important information about the meeting, voting, the nominated directors, corporate governance practices and how the Corporation compensates its executives and directors. It also describes the Board’s role and responsibilities and the key activities the four Board Committees undertook in 2011. In addition, the Corporation will discuss, at the meeting, highlights of its 2011 performance and its plans for the future. You will also be able to meet and interact with your directors and the executive officers of the Corporation.

Your participation in the affairs of the Corporation is important to us. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy form. A live webcast of the meeting will be available on the Corporation’s website at www.auricogold.com.

I look forward to seeing you at the meeting.

/s/ Colin K. Benner
Colin K. Benner
Chairman of the Board

AURICO GOLD INC.
110 Yonge Street, Suite 1601
Toronto, Ontario
M5C 1T4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of Common Shares of AuRico Gold Inc. will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Friday, May 25, 2012, at 8:00 a.m. (Toronto Time), in order to:

1.	receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2011, and the auditors’ report thereon;

2.	elect the Corporation’s directors who will serve until the next annual meeting of Shareholders;

3.	appoint KPMG for the fiscal year 2012 and to authorize the directors to set their remuneration; and

4.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Board of Directors of the Corporation has fixed the close of business on April 13, 2012 as the record date for determining the Shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. AuRico has prepared a list, as of the close of business on the record date, of the holders of AuRico Common Shares. A holder of record of AuRico’s Common Shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to AuRico Gold at 400-1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia B3J 2Z1. Alternatively, the completed proxy may be delivered to the transfer agent for the Common Shares, care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on May 23, 2012 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

DATED at Toronto, Ontario, this 13th day of April, 2012.

By Order of the Board of Directors,

/s/ Colin K. Benner
Colin K. Benner
Chairman of the Board

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	3

PART ONE - VOTING INFORMATION	3
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5

PART TWO – BUSINESS OF THE MEETING	6
RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS	6
ELECTION OF DIRECTORS	6
The Corporation’s Policy on Majority Voting	6
About the Nominated Directors	6
Director Profiles	7
Attendance Record in 2011 for Directors	11
The Corporation’s Expectations for Directors	11
Skills Matrix	12
Report on Director Compensation	13
Equity Ownership Requirement for Non-Executive Directors	17
APPOINTMENT OF AUDITORS	17

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	18
The Role of the Board of Directors	18
Director Independence	19
Strategic Planning	19
Risk Management	19
Corporate Governance Practices	20
Board Effectiveness	20
Committees of the Board	21
Executive Compensation Claw-Back Policy	24

PART FOUR – REPORT ON EXECUTIVE COMPENSATION	25
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION	25
Compensation Discussion & Analysis	26
Executive Compensation Strategy	26
Elements of Executive Compensation	27
Description of Compensation Committee’s Decision Process – 2011 Executive Compensation	28
2011 Competitive Benchmarking Analysis of Peers	31
Summary of Equity Plans	32
Details of Benefits	33
Annual Incentive Bonuses	33
Corporate Performance and the Business Performance Factor	36
Stock Option Grants	37
Summary Compensation Table	38
Incentive Plan Awards	39
Termination and Change of Control Benefits	48
Equity Ownership Requirement for CEO, CFO and COOS	51

PART FIVE – OTHER INFORMATION	52
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	52
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	52
MANAGEMENT CONTRACTS	52
CORPORATE GOVERNANCE	53
OTHER MATTERS	53
ADDITIONAL INFORMATION	53
APPROVAL OF DIRECTORS	53

SCHEDULE A - AURICO GOLD INC. BOARD OF DIRECTORS MANDATE	54

AURICO GOLD INC.
110 Yonge Street, Suite 1601
Toronto, Ontario
M5C 1T4

MANAGEMENT INFORMATION CIRCULAR
as at April 13, 2012

This Management Information Circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of AuRico Gold Inc. (“the “Corporation”, “AuRico Gold” or “AuRico”) for use at the annual meeting (the “Meeting”) of its shareholders (“Shareholders”) to be held on Friday, May 25, 2012, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as at December 31, 2011.

PART ONE - VOTING INFORMATION

Solicitation of Proxies - The enclosed proxy is being solicited by the Management of the Corporation. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation for which no additional compensation will be paid. The cost of this solicitation will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies of the Corporation.

Appointment and Revocation of Proxies - The individuals named in the accompanying form of proxy are directors and officers of the Corporation. A Shareholder eligible to vote at the Meeting has the right to appoint a person or company (who need not be a Shareholder) to represent the Shareholder at the Meeting other than either of the persons designated in the enclosed proxy, and may exercise such right by inserting the name of that other person in the blank space provided in the accompanying form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto Time, on May 25, 2012) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form. In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the website address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

A Shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Investor Services Inc. or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion - The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares of the Corporation (the “Common Shares”) represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

a)	each matter or group of matters identified therein for which a choice is not specified; and

b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter. As of the date of this Information Circular, Management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

Non-Registered Holders - Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “beneficial owners” who are non-registered Shareholders. The Common Shares which they own are not registered in their names but are instead registered in the name of an intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of Common Shares owned by the non-registered holder, but otherwise uncompleted. If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response. In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares which they beneficially own.

Electronic Delivery - Each year, in accordance with applicable securities laws, the Corporation delivers certain disclosure documentation to its Shareholders, such as this Information Circular and the Corporation’s Annual Report. All of such documentation is also posted on www.sedar.com. In order to make this process more convenient, Shareholders may choose to be notified by e-mail when the Corporation’s documentation is posted in the “Investor Relations” section on the Corporation’s website (www.auricogold.com), and, accordingly, such documentation will not be sent in paper form by mail. Delivery in an electronic format, rather than paper, reduces costs to the Corporation and benefits the environment. Shareholders who do not consent to receive documentation through e-mail notification will continue to receive such documentation by mail. Registered Shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Information Circular to Computershare Investor Services Inc. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

NOTE: If you wish to receive (or continue to receive) quarterly financial statements and quarterly MD&A by mail during 2012, registered Shareholders must mark the request box at the bottom of their form of proxy, and non-registered holders must mark the request box on their voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Corporation’s website at www.auricogold.com. Some households may receive multiple copies of Annual Reports in Shareholder mailings as a result of having multiple registered Shareholders residing at that address. Registered Shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the Management Information Circular, form of proxy and other Shareholder mailings. If registered Shareholders do not mark the box, Annual Reports will continue to be sent to you.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of Management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 13, 2012, there were 281,840,325 Common Shares issued and outstanding, each carrying the right to one vote at a meeting of the Shareholders of the Corporation. One individual present in person at a meeting of Shareholders of the Corporation, being a Shareholder entitled to vote thereat or being a duly appointed proxy for an absent Shareholder so entitled shall constitute a quorum.

Only Shareholders of record at the close of business on April 13, 2012 (the “Record Date”), who either attend the Meeting personally or complete, sign and deliver a form of proxy or voting instruction form in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Provided that to the extent that a Shareholder transfers the ownership of any of its Common Shares after the Record Date and the transferee of those Common Shares establishes that it owns such Common Shares and demands not later than 10 days before the Meeting that its name be included in the Shareholders’ list prepared in respect of the Meeting, such transferee is entitled to vote such Common Shares at the Meeting.

Pursuant to the Business Corporations Act (Ontario) (the “Business Corporations Act”), all resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast in respect of the resolution.

To the knowledge of the Board of Directors and officers of AuRico Gold, the only person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares is:

Name and Address of Beneficial Owner	Number of Common Shares(1)	% of Class(2)
Canadian Depositary for Securities Limited	186,351,431	66.14%

Notes:
(1)	Based upon public filings with securities regulatory authorities in Canada on SEDAR.
(2)	Calculated on the basis of 281,840,325 Common Shares outstanding as of April 13, 2012.

PART TWO – BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2011, and the auditors’ report thereon;

2.	elect the Corporation’s directors who will serve until the next annual meeting of Shareholders;

3.	appoint KPMG for the fiscal year 2012 and to authorize the directors to set their remuneration; and

4.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011 are included in AuRico’s 2011 Annual Report, which is being mailed to the Corporation’s registered and beneficial Shareholders who requested it. Management will review AuRico’s consolidated financial results at the Meeting, and Shareholders and proxyholders will be given an opportunity to discuss these results with Management. The 2011 Annual Report is available on AuRico’s website at www.auricogold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ELECTION OF DIRECTORS

The Corporation’s Policy on Majority Voting

The Board of Directors of AuRico (the “Board of Directors”, or the “Board”) believes that each of its members should carry the confidence and support of its Shareholders. To this end, the directors have unanimously adopted a Majority Voting Policy. If a director receives more “withheld” votes than “for” votes, he will offer to resign. The Board will review the matter and then decide whether to accept the resignation. The director will not participate in any Board deliberations on the matter. The Board will announce its decision within 90 days of the meeting. If the Board rejects the offer, the reasons why will be disclosed. If the Board accepts the offer, it may appoint a new director to fill the vacancy. The Board adopted this policy in 2012 on the recommendation of the Nominating and Corporate Governance Committee, and the Corporation believe it reflects good corporate governance.

About the Nominated Directors

The Board is responsible for overseeing Management and AuRico’s business affairs. As Shareholders, you elect the Board as your representatives. The term of office of each of the current directors will expire at the conclusion of the Meeting. One of the current directors, Terrence Lyons, has decided not to stand for election as a director. This year the Board has decided that 9 directors are to be elected. All of the nominated directors currently serve on the Board, with the exception of Joseph Spiteri. At the Meeting, Shareholders will be asked to elect nine directors to succeed the present directors. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act.

You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

All of the nominated directors are “independent,” as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) except for René Marion, the Corporation’s president and CEO, and Luis Chavez, the Corporation’s Director of Mexican Operations. Each of the nominated directors is eligible to serve as a director and has expressed his willingness to do so. (See “Director Independence, on page 19, below.)

The following table sets out the names of the nominees for election as directors, their ages; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, the number of outstanding options held by the nominee under AuRico’s Stock Option Plan, the number of Deferred Share Units held by the nominee under AuRico’s Deferred Share Unit Plan and the number of Restricted Share Units held by the nominee under AuRico’s Restricted Share Unit Plan as at April 13, 2012; record of attendance at meetings of the Board and its Committees during 2011; and whether or not the Board has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Corporation.

Director Profiles

Mr. Colin K. Benner, P.Eng, ICD-DP, is an experienced mining executive with more than 40 years in the mining industry in senior management and executive roles in Canada and internationally. He was most recently Interim CEO of HudBay Minerals Inc, Executive Chairman of PBS Coals Limited, Vice Chairman and CEO of Skye Resources and previously Vice Chairman and CEO of Lundin Mining Corporation as well as EuroZinc Mining Corporation. Mr. Benner also currently serves on several other boards in the mining industry. He is a member of the Association of Professional Engineers of Ontario, the Canadian Society of Professional Engineers as well as a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Association of Professional Engineers and Geoscientists of Nunavut, the Society of Mining Engineers of the AIME and the Canadian Institute of Mining. Mr. Benner is also a Registered ICD-DP.

Colin Benner, 67	AuRico Board Details:
Vancouver,	Director and Chairman of the Board since April 12, 2010
British Columbia	Meetings attended in 2011:
Canada	Board - 16 of 16;
Common Shares: 22,497	Independent
Options: 200,000
DSUs: 19,416

Dr. Luis Chavez is the Director of Mexican Operations and a corporate Director. Dr. Chavez has considerable experience in all mining related areas; he holds a Master of Science degree in Mineral Economics (1978) from Penn State University, and a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona. He has a Business Administration Degree (1989) from the Pan- American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured several short courses and seminars, in topics related to the mining industry. Dr. Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

Luis Chavez, 57	AuRico Board Details:
Chihuahua City,	Director since July 16, 2007
Chihuahua	Meetings attended in 2011:
México	Board - 12 of 16;
Common Shares: 30,484	Non-Independent
Options: 137,500
DSUs: Nil

Mr. Richard Colterjohn, B. Comm., MBA, has been a Managing Partner of Glencoban Capital Management Inc., a merchant banking firm, since 2002. He has over 20 years of involvement in the mining sector, as an investment banker, director and operator. Prior to co-founding Glencoban Capital, he served as a Managing Director at UBS Bunting Warburg from 1992 to 2002, where he was Head of Mining Sector investment banking activities in Canada. In 2004, he founded Centenario Copper Corporation and served as the President and CEO and a director, until the sale of the company in 2009. Mr. Colterjohn has served on the boards of 5 additional publicly traded mining companies, including: Canico Resource Corp (2003-2005); Cumberland Resources Ltd. (2003-2007); Viceroy Exploration Ltd. (2004-2006); Explorator Resources Ltd. (2009-2011); and MAG Silver Corp. (2007–ongoing).

Mr. Colterjohn is the Chair of the Nominating & Corporate Governance Committee and a member of the Audit Committee.

Richard Colterjohn, 54	AuRico Board Details:
Toronto, Ontario	Director since April 12, 2010
Canada	Meetings attended in 2011:
Common Shares: 300,000	Board - 14 of 16;
Options: 125,000	Nominating and Corporate Governance Committee – 3 of 3;
DSUs: 17,936	Audit Committee – 6 of 6;
Independent

Mr. Mark Daniel is a corporate director. Mr. Daniel worked with the Bank of Canada and a number of other federal agencies prior to joining the Conference Board of Canada in 1979. During his 15-year career with the Conference Board, he benchmarked leadership and management practices in some of the most successful companies in North America, Europe and Japan. Mr. Daniel joined Vale Inco (formerly CVRD Inco) in 1996, retiring as Vice President, Human Resources in 2007. Since that time, he has consulted with organizations on performance improvement, executive development, succession planning and organization design. Mr. Daniel holds a PhD in economics from the University of Minnesota.

Mr. Daniel is the Chair of the Compensation Committee.

Mark Daniel, 65	AuRico Board Details(1):
Toronto, Ontario	Director since October 26, 2011
Canada	Meetings attended in 2011:
Common Shares: 8,096	Board - 2 of 2;
Options: 162,050	Compensation Committee (Chair) – 1 of 1;
DSUs: 4,264	Independent

Mr. Patrick Downey, C.A., ICD.D is a corporate director who has been involved in the gold and copper mining industry throughout most of his 35 year career. Mr. Downey joined Northgate Minerals Corporation in 1980 and served as Chief Financial Officer for four years and retired as President in 1994. Mr. Downey is a member of the Canadian Institute of Chartered Accountants and the Ontario Chapter of the Institute of Corporate Directors. He holds an Hons. B. Comm. degree from Laurentian University.

Mr. Downey is a member of the Nominating & Corporate Governance Committee and the Audit Committee.

Patrick D. Downey, 68	AuRico Board Details(1):
Whitby, Ontario	Director since October 26, 2011
Canada	Meetings attended in 2011:
Common Shares: 11,400	Board - 2 of 2;
Options: 209,500	Nominating and Corporate Governance Committee – 1 of 1;
DSUs: 4,264	Audit Committee – 1 of 1;
Independent

Mr. Alan Edwards is a mining professional with over 30 years of diverse mining industry experience. Mr. Edwards has a Bachelor of Science Degree in Mining Engineering and an MBA (Finance), both from the University of Arizona. He initially worked for Phelps Dodge Corporation for 15 years where he held positions of increasing responsibility, including General Manager of Operations, Chino Mines Company. From 2007 to 2009, Mr. Edwards held the position of President, Chief Executive Officer and Director of Frontera Copper Corporation. From 2004 to 2007, Mr. Edwards held the position of Executive Vice President and Chief Operating Officer at Apex Silver Mines Corporation where he was responsible for the engineering, construction and commissioning of the San Cristobal project in Bolivia. From 1996 to 2000, Mr. Edwards worked for Cyprus Amax Minerals Company where he rose to the position of President/General Manager of Sociedad Minera Cerro Verde S.A. in Peru. Prior to joining Apex Silver Mines, he held senior operating positions with P.T. Freeport Indonesia and Kinross Gold Corporation.

Mr. Edwards is the Chair of the Sustainability Committee and a member of the Compensation Committee.

Alan R. Edwards, 54	AuRico Board Details:
Morrison, Colorado	Director since May 13, 2010
United States	Meetings attended in 2011:
Common Shares: 9,338	Board – 15 of 16;
Options: 125,000	Sustainability Committee – 3 of 3;
DSUs: 7,977	Compensation Committee – 2 of 2;
Independent

Mr. René Marion is the President & Chief Executive Officer of the Company and a corporate Director. His background combines over twenty five years of experience in mining operations, operational management and mine engineering in North America with acquisition evaluations, feasibility studies, development and mergers throughout the world. Prior to joining AuRico Gold, he had been seconded as Chief Operating Officer of Highland Gold Mining Limited (“Highland Gold”) in Russia, a publicly traded strategic partner of Barrick Gold Corporation (“Barrick Gold”). Prior to his appointment with Highland Gold in December 2006, he held various senior posts in the corporate headquarters of Barrick Gold in Toronto, Canada including Vice President, Technical Services. Mr. Marion holds a Bachelor of Science Degree in Mining Engineering from Queens University.

Mr. Marion is a member of the Sustainability Committee.

René Marion, 49	AuRico Board Details:
Toronto, Ontario	Director since March 27, 2008
Canada	Meetings attended in 2011:
Common Shares: 151,001	Board - 15 of 16;
Options: 681,600	Sustainability Committee – 2 of 3;
DSUs: 71,845	Non-Independent

Mr. Ronald Smith, FCA, ICD.D, is a corporate director with an extensive background in the financial, telecommunications and energy sectors. A former Chief Financial Officer with Aliant Telecom Incorporated and its predecessor, Maritime Telephone & Telegraph Limited, he later served as Senior Vice President and Chief Financial Officer of Emera Incorporated and its major subsidiary, Nova Scotia Power Incorporated. Mr. Smith recently completed a term as Chair of the Acadia University Board of Governors and continues to serve on the board. Mr. Smith also serves on the Canada Pension Plan Investment Board and serves as a trustee of the Nova Scotia Association of Health Organizations pension fund. Mr. Smith also serves as a member of the Canadian Accounting Standards Oversight Council. He is a former National President of the Canadian Association for Community Living and former Chair of the Atlantic Provinces Economic Council.

Mr. Smith is the Chair of the Audit Committee and a member of the Compensation Committee.

Ronald Smith, 61	AuRico Gold Board Details:
Yarmouth, Nova Scotia	Director since May 15, 2009
Canada	Meetings attended in 2011:
Common Shares: 4,866	Board - 15 of 16;
Options: 125,000	Audit Committee – 6 of 6;
DSUs: 16,530	Compensation Committee – 2 of 2;
Independent

Mr. Joseph Spiteri is Principal of a private mining consultancy firm. He has 35 years of experience in advanced-stage exploration, feasibility, construction, operations and acquisitions. Prior to becoming a consultant, Joe held senior management or executive positions with Dome Mines Group, Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited and Campbell Resources Incorporated. Mr. Spiteri obtained his Bachelor of Science Degree from the University of Toronto in 1976. Between 1982 and 1984, Mr. Spiteri completed graduate level business courses, on a part-time and correspondence basis from Laurentian University and Dalhousie University. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

Joseph Spiteri, 58	AuRico Gold Board Details(2):
Acton, Ontario	New Nominee
Canada	Meetings attended in 2011:
Common Shares: 1,914	Board - 11 of 12;
Options: 100,000	Sustainability Committee – 3 of 3;
DSUs: Nil	Compensation Committee – 1 of 1;
Independent

Notes:

(1)	Messrs. Daniel and Downey joined the Board of Directors on October 26, 2011 and therefore would have only attended Board and Committee meetings conducted after that date;
(2)	Mr. Joseph Spiteri previously sat on the Board of Directors from January 1, 2011 to October 26, 2011 and the meeting attendance details are restricted to Board and Committee meetings conducted during that time.

The Corporation does not have an Executive Committee of its Board of Directors.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Except as noted below, no director or proposed director of the Corporation is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

  was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

  was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Colin K. Benner was formerly a director of Tahera Diamond Corporation (“Tahera”), a diamond mining company previously listed on the TSX until it was de-listed in November 2009. In 2008, the Ontario Superior Court of Justice issued an order granting Tahera and its subsidiary creditor protection under the Companies’ Creditors Arrangement Act.

Individual Bankruptcies

Except as disclosed above, no director or proposed director of the Corporation has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Except as disclosed above, none of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Attendance Record in 2011 for Directors

During the fiscal year ended December 31, 2011, the Board held 16 meetings, the Audit Committee held 6 meetings, the Nominating and Corporate Governance Committee held 3 meetings, the Compensation Committee held 2 meetings and the Sustainability Committee held 3 meetings. For individual director meeting attendance, see the Director Profiles, above.

Our Expectations for Directors

The Corporation expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation and its stakeholders. All directors are required to possess fundamental qualities of intelligence, honesty, integrity, ethical behavior, fairness and responsibility and be committed to representing the long-term interests of its stakeholders. They must also be able to devote sufficient time to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

  be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

  develop an understanding of its strategy, business environment and operations, the markets in which the Corporation operates and its financial position and performance;

  diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials;

  actively and constructively participate in each meeting and seek clarification from Management and outside advisors when necessary to fully understand the issues being considered;

  comply with its Code of Business Conduct and Ethics, including conflict of interest disclosure requirements;

  leverage experience and wisdom in making sound strategic and operational business decisions;

  demonstrate business acumen and a mindset for risk oversight;

  participate in continuing education programs, as appropriate; and

  participate in the Board, Committee and director self-assessment process.

The AuRico Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from its directors. AuRico’s reputation for honesty and integrity is integral to the success of its business. No director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. AuRico also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, AuRico’s business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com, and on the Corporation’s website at www.auricogold.com. In order to monitor compliance, the Board requires each officer and director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to directors or officers of the Corporation, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Corporation. No waivers have been granted.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

In addition to adopting the Code (which includes the Corporation’s Whistle Blowing Policy), the Board has adopted the Corporation’s Disclosure Policy, and an Insider Trading Policy in order to, among other things, to encourage and promote a culture of ethical business conduct. The Corporation periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.

Skills Matrix

The Nominating and Corporate Governance Committee, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of its directors, including their business expertise and experience, meets the needs of the Corporation. The Nominating and Corporate Governance Committee has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new directors in the future. The following table shows the number of directors who have the indicated level of expertise according to the self-assessments which were completed in early 2012.

Self-assessment of Skills and Experience	Outstanding	Strong	Average
Strategy and Leadership
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	3	3	3
Operations and Exploration
Experience with a leading mining or resource company with reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	3	3	3
Metals and Mining
Knowledge of the mining industry, market, international regulatory environment and stakeholder management	4	3	2
Finance
Experience in the field of finance, investment and/or in mergers and acquisitions	3	3	3
Public Policy
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	4	1	4
Human Resources
Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	4	2	3
Accounting
Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business	3	3	3
International Business
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or other countries or regions where the Corporation has or are developing operations	4	4	1

Report on Director Compensation

Director Compensation Table

	Annual	Annual	Share-	Option-	Non-Equity
	Fees –	Fees –	Based	Based	Incentive Plan	Pension	All Other	Total
Name	Cash(4)	DSUs(4)	Awards(5)	Awards(6)	Compensation	Value	Compensation(7)	Compensation
	($)	($)	($)	($)	($)	($)	($)	($)
Colin K. Benner	$116,667	$58,333	$Nil	$259,861	$Nil	$Nil	$13,125	$447,986
Stephen Cooper(1)	$16,101	$Nil	$50,000	$1,430,475	$Nil	$Nil	$810	$1,497,386
Terrence Cooper(2)	$26,005	$43,750	$50,000	$129,931	$Nil	$Nil	$2,869	$252,555
Richard Colterjohn	$2,500	$75,000	$Nil	$129,931	$Nil	$Nil	$Nil	$207,431
Mark Daniel	$11,834	$4,552	$Nil	$791,656	$Nil	$Nil	$1,229	$809,270
Patrick D. Downey	$9,103	$4,552	$Nil	$1,062,414	$Nil	$Nil	$1,024	$1,077,093
Alan Edwards	$60,000	$25,000	$Nil	$129,931	$Nil	$Nil	$6,375	$221,306
George Elliott(3)	$70,000	$12,500	$Nil	$129,931	$Nil	$Nil	$3,375	$215,806
Terrence Lyons	$9,103	$4,552	$Nil	$1,143,124	$Nil	$Nil	$1,024	$1,157,803
Ronald Smith	$15,000	$75,000	$Nil	$129,931	$Nil	$Nil	$5,400	$225,331
Joseph Spiteri(8)	$33,424	$28,125	$50,000	$129,931	$Nil	$Nil	$4,219	$245,698

Notes:
	(1)	Mr. Stephen Cooper was appointed to the Board on August 9, 2011 and resigned on October 26, 2011.
	(2)	Mr. Terrence Cooper resigned from the Board on October 26, 2011.
(3)

Mr. Elliott resigned from the Board on August 8, 2011. In order to retain the benefit of Mr. Elliott’s experience with AuRico Gold, the Corporation entered into a consulting agreement with Mr. Elliott.

(4)

Director fees are paid in a combination of cash and DSUs. Each Director is obligated to take a minimum of 1/3rd of their Director’s retainer in DSUs. Certain directors elect to receive all fees in DSUs.

(5)

The amounts shown represent the grant date fair value of DSUs awarded on October 26, 2011. The grant date fair value in the table is the same as the accounting fair value recorded by the Corporation at the time of grant. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of DSUs estimated to vest. The fair value is based on the 5-day volume weighted average share price on the TSX immediately preceding the grant date.

(6)

The amounts shown represent the grant date fair value of options granted during the year. Option based awards to Mr. Stephen Cooper refer to the Corporation’s acquisition of Capital Gold Corporation on April 8, 2011, whereby Mr. Cooper’s existing Capital Gold options were converted to 141,543 options of the Corporation. These converted options were valued at $931,950, using the methodology described below. Option based awards to Messrs. Daniel, Downey and Lyon refer tothe Corporation’s acquisition of Northgate Minerals Corporation on October 26, 2011, whereby Messrs. Daniel, Downey and Lyons’ existing Northgate options were converted to 62,050, 124,100 and 142,350 options of the Corporation, respectively. These converted options were valued at $369,658, $640,417 and $721,127, respectively, using the methodology described below.

Option-based awards are valued using the Black-Scholes option pricing methodology, consistent with the accounting values used in the Company’s financial statements. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. The option grants were fair valued using the following assumptions:

					Expected
		Expected	Risk-free	Expected	option life	Fair value per
Grant date	Share price	dividend yield	interest rate	volatility	(years)	option
Apr 8, 2011	$10.03	0%	2.86%	65.12%	4.24	$6.58
Apr 18, 2011	$9.98	0%	2.51%	63.84%	4.5	$5.20
Aug 15, 2011	$12.74	0%	1.48%	63.40%	4.5	$6.65
Oct 26, 2011	$9.79	0%	1.5%	60.69%	3.95	$5.27
Nov 14, 2011	$11.11	0%	1.27%	62.56%	4.5	$5.63

(7)	These values represent Company-paid matching contributions to the Employee Share Purchase Plan.
(8)	Mr. Joseph Spiteri previously served as a director from January 1, 2011 to October 26, 2011.

In 2011, non-executive directors of the Corporation received an annual retainer of $75,000. Each Committee Chair received an additional annual retainer of $10,000, with the exception of the Audit Committee and the Compensation Committee chair, who received an additional annual retainer of $15,000. An annual retainer of $175,000 was paid to the Chairman of the Board. Colin K. Benner, the Chairman of the Board does not receive any other fees, including meeting attendance fees. Mr. Marion and Mr. Chavez, who are officers of the Corporation, do not receive any fees for serving as directors. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Corporation business. Directors were also granted stock options pursuant to the Corporation’s Stock Option Plan. All director compensation for 2011 is included in the table above.

On March 23, 2012, the Compensation Committee and Board approved a revised fee structure for the non-executive directors and Chairman of the Board for the 2012 calendar year, whereby the Chairman of the Board will receive an annual cash retainer of $125,000 with an annual award of 7,800 DSUs and each non-executive director (excluding the Chairman) will receive an annual cash retainer of $50,000 with an annual award of 3,000 DSUs. The Committee retainers remained the same as in the 2011 year.

Director Orientation and Continuing Education

For purposes of orientation, all new directors receive a Board Manual containing the governance policies of the Corporation, including Board policies, a record of public information about the Corporation, minutes from recent meetings of the Board and its Committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are also afforded the opportunity to visit the Corporation’s operations and receive detailed briefings from Management. As part of the continuing education of directors, Management makes regular presentations to the Board on specific aspects of the Corporation’s business. The Corporation also encourages directors to attend conferences, seminars or courses on subjects related to their role on the Board or Committees of the Board, or that are important for enhancing their knowledge of the mining industry and splits the cost of such attendance with the director.

Deferred Share Unit Plan

The Board has adopted a deferred share unit plan (the “DSUP”) pursuant to which non-executive directors will receive a portion of their director compensation as deferred share units (“DSUs”). As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in AuRico similar to share ownership. Directors may elect to receive all of their annual retainer as DSUs. The intention of the DSUP is to further align the interests of directors with those of Shareholders. While serving as a director, DSUs cannot be paid out. DSUs are paid in full to the director following termination of Board service. Each DSU granted in lieu of annual retainer, vests immediately and represents the right of the director to receive, after termination of all positions with AuRico, the market value of the DSUs equal to the weighted average of the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the payout date.

Restriction on Executive Hedging

The Board has adopted a policy that no directors or officers of the Corporation can engage in selling short the securities of AuRico or buying or selling a call or put option in respect of a security of AuRico. Hedging of share-based awards to protect against a decrease in share price is contrary to the purpose for which these rewards and requirements have been introduced.

Incentive Plan Awards – Directors - Value Vested or Earned During the Year

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value
	vested during the year(1)	vested during the year(2)	earned during the year
Name	($)	($)	($)
Colin K. Benner	$92,625	$58,333	$Nil
Richard Colterjohn	$27,000	$75,000	$Nil
Stephen Cooper(3)	$596,311	$50,000	$Nil
Terrence Cooper	$33,500	$93,750	$Nil
Mark Daniel(4)	$228,089	$4,552	$Nil
Patrick D. Downey(4)	$352,152	$4,552	$Nil
Alan Edwards	$27,000	$25,000	$Nil
George Elliott	$29,700	$12,500	$Nil
Terrence Lyons(4)	$366,442	$4,552	$Nil
Ronald Smith	$21,800	$75,000	$Nil
Joseph Spiteri	$27,000	$78,125	$Nil

Notes:
(1)

Calculated as the Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money stock options that vested. The value shown in this column does not represent the actual value the individual director could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise.

	(2)	The values shown represent the fair value of DSUs granted and fully vested in lieu of directors’ fees on a quarterly basis, and on October 26, 2011.
(3)

As a result of the Corporation’s acquisition of Capital Gold Corporation on April 8, 2011, all of Mr. Stephen Cooper’s existing Capital Gold options were fully vested and converted to 141,543 options of the Corporation.

(4)

As a result of the Corporation’s acquisition of Northgate Minerals Corporation on October 26, 2011, all of Messrs. Daniel, Downey and Lyons’ existing Northgate options were fully vested and converted to 62,050, 124,100 and 142,350 options of the Corporation, respectively.

Incentive Plan Awards – Directors

	Option-Based Awards				Share-Based Awards
	Number of
	Securities			Value of	Number of	Market Value of
	Underlying			Unexercised in-	Share-Based	Share-Based	Market Value of
	Unexercised			the-money	Awards –	Awards –	Share-Based
	Options	Exercise Price		Options(1)	Unvested	Unvested	Awards – Vested(2)
Name	(#)	($)	Expiry Date	($)	(#)	($)	($)
Colin K. Benner	150,000	$7.44	Apr. 13, 2017	$112,500
	50,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$81,712
Richard Colterjohn	40,000	$7.92	May 18, 2017	$10,800
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$105,063
Stephen Cooper	31,454	$5.98	Jan. 19, 2015	$69,523
	90,089	$5.77	Aug. 18, 2015	$217,961
	75,000	$12.14	Aug. 15, 2018	$Nil
					Nil	$Nil	$46,571
Terrence Cooper	40,000	$8.15	Apr. 27, 2016	$1,600
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
							$118,831
Mark Daniel	18,250	$5.29	May 8, 2016	$52,925
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$5,256
	75,000	$10.95	Nov. 14, 2018	$Nil
					Nil	$Nil	$4,602
Patrick D. Downey	14,600	$4.94	Jan. 31, 2012	$47,450
	14,600	$7.16	Feb. 23, 2013	$15,038
	14,600	$11.16	Jan. 16, 2014	$Nil
	18,250	$8.17	Feb. 08, 2015	$365
	18,250	$2.85	Jan. 13, 2016	$97,455
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$5,256
	75,000	$10.95	Nov. 14, 2018	$Nil
					Nil	$Nil	$4,602
Alan Edwards	40,000	$7.92	May 18, 2017	$10,800
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$35,010
George Elliott	20,000	$9.68	Aug.12, 2015	$Nil
	20,000	$8.27	May 15, 2016	$Nil
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$23,546
Terrence Lyons	14,600	$4.94	Jan. 31, 2012	$47,450
	14,600	$7.16	Feb. 23, 2013	$15,038
	21,900	$11.16	Jan. 16, 2014	$Nil
	18,250	$8.17	Feb. 08, 2015	$365
	18,250	$2.85	Jan. 13, 2016	$97,455
	27,375	$9.73	Jan. 8, 2017	$Nil
	27,375	$7.95	Jan. 13, 2018	$6,570
	75,000	$10.95	Nov. 14, 2018	$Nil
					Nil	$Nil	$4,602
Ronald Smith	40,000	$8.27	May 15, 2016	$Nil
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$105,063
Joseph Spiteri	40,000	$7.92	May 18, 2017	$10,800
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$82,574

Notes:
	(1)	Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19, less the exercise price, multiplied by the number of in-the-money stock options.
	(2)	Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19, multiplied by the number of deferred share units.

Equity Ownership Requirement for Non-Executive Directors

The Board believes that directors should build equity in the Corporation in order to align their interests with Shareholders. Each AuRico non-executive directors are required to own Common Shares or DSUs having a value equal to at least three (3) times the annual cash retainer, to be achieved by the later of (a) December 31, 2013; and (b) three years from the date the individual becomes a director of AuRico. The value held shall be determined as at December 31st of each year, based on the greater of the initial acquisition value of the Common Shares and/or DSUs and the then 200-day trailing VWAP of the Common Shares on the TSX. Options do not count toward the director’s equity ownership requirement. If the annual cash retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of such increase. Each director shall continue to hold such value throughout his or her tenure as a director and the Common Shares, DSUs or similar share equivalent of AuRico held to comply with such equity ownership requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce or offset a decrease in the market value of his or her holding, either directly or indirectly.

Given that the Corporation’s equity ownership requirements for directors require that the prescribed thresholds be attained by the later of (a) December 31, 2013; and (b) three years from the date the individual becomes a director of AuRico, all of the Corporation’s directors currently meet the Corporation’s requirements for equity ownership.

APPOINTMENT OF AUDITORS

The Board proposes that the firm of KPMG LLP, Chartered Accountants, of Toronto, Ontario, be appointed as auditors of AuRico to hold office until the next annual meeting of Shareholders and that the Board be authorized to set the auditors’ remuneration.

As part of the Corporation’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by AuRico’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by the Corporation’s auditors and to ensure that the independence of the Corporation’s auditors is not compromised through engaging them for other services. All services provided by the Corporation’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by AuRico’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The following table discloses the fees charged to the Company by its external auditor during the fiscal year ended December 31, 2011 and the fiscal year ended December 31, 2010:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2011(4)	$895,540	$Nil	$184,385	$Nil
December 31, 2010	$673,975	$Nil	$147,195	$Nil

Notes:
(1)

The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Corporation’s subsidiaries and services associated with the filing of prospectuses.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

	(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

For the year ended December 31, 2011, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

The Board of Directors recommends that Shareholders vote FOR the appointment of KPMG LLP as the auditors of AuRico for the 2012 fiscal year and the authorization of the Board of Directors to set their remuneration.

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As an organization, AuRico is committed to adhering to high standards of corporate governance. The mandate of the Board and of each of its Committees is available on the Corporation’s website at www.auricogold.com. The Corporate Governance policies are revised regularly with a view to continually improving the Corporation’s practices by assessing their effectiveness and comparing them with evolving practices, changing circumstances and ithe Corporation’s needs.

The following outlines AuRico’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and NI 58-101, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to AuRico as a Canadian company, AuRico has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. Details of the Corporation’s corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review at www.auricogold.com, under the corporate governance section of the Corporation’s website.

The Role of the Board of Directors

The primary responsibility of the Board is to provide governance and stewardship to the Corporation. Each of the members of the Board is required to exercise their business judgment in a manner consistent with his fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating management of the Corporation to executive officers. The Board oversees the Corporation’s systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal corporate conduct. The Board’s goal is to ensure that AuRico continues to operate as a successful business, and to optimize financial returns to increase the Corporation’s value over time while effectively managing the risks the Corporation faces in its business. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Information Circular.

The independent directors meet in the absence of the non-independent director at each quarterly meeting of the Board. René Marion and Luis Chavez, as members of Management and the only directors of the Corporation who are not independent, do not participate in these sessions. The sessions are presided over by Colin K. Benner, the Corporation’s independent Chairman. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to Management, are communicated to Management by the Chairman of the Board.

The Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer, in order to delineate their respective roles and responsibilities. The responsibilities of the Chairman of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Committees of the Board and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board Committee functions to ensure compliance with AuRico’s corporate governance practices; acting as an adviser and confidant to the Chief Executive Officer and other executive officers; and ensuring effective communications between the Board and Management. The Chairman of the Board is also required to coordinate and preside at all meetings of the Board and Shareholders, in each case to ensure compliance with applicable law and the Corporation’s governance practices. The Chairman of the Board, Colin K. Benner, is an independent director for purposes of NI 58-101 and is not involved in day-to-day operations of the Corporation.

The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Corporation, providing leadership and vision to the Corporation, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The Chief Executive Officer communicates regularly with the Board to ensure that its directors are being provided with timely and relevant information necessary to discharge their statutory duties and responsibilities.

Director Independence

The Board has determined that seven of the Corporation’s nine directors are “independent” within the meaning of NI 58-101 and two are not independent. The Board considers that René Marion and Luis Chavez are not independent directors because of their respective positions as President and CEO and Director of Mexican Operations. The Nominating and Corporate Governance Committee is responsible for determining whether or not each director is an independent director. In discharging this responsibility, the Nominating and Corporate Governance Committee analyzes all the relationships of the directors with the Corporation and its subsidiaries. “Independence” means that a director is independent of Management, does not have a material relationship with the Corporation and, except for director fees and share ownership, does not financially benefit from it. A material relationship is any relationship that could interfere with a director’s ability to exercise independent judgment or inhibit his ability to make difficult decisions about Management and the business. For example, employees of a company, its service providers and relatives or close friends of a senior executive all have a material relationship with the company.

The Board also recognizes that, as much as possible, directors should also be independent of each other. To this end the Board has adopted a policy pursuant to which no director shall accept an invitation to join an outside board on which a director of AuRico already sits without previously obtaining the approval of the Nominating and Corporate Governance Committee. In addition, no more than two of the Corporation’s directors should generally serve on the same outside board or outside board committee. Any such board and/or committee interlocks shall be reported by the Board to Shareholders. As of April 13, 2012, no members of the AuRico Gold Board served together on the boards (or board committees) of other public companies.

Strategic Planning

Management is responsible for developing and recommending the Corporation’s strategic plan for approval by the Board each year. The Board holds at least one special meeting each year to discuss strategic planning and related issues, including the risks associated with various strategic alternatives. Management carries out periodic reviews of the Corporation’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.

Risk Management

The Board, in accordance with its mandate, is responsible for the Corporation’s management of risk. Effective risk management enables the Board and Management to pursue the corporate strategy and vision while adhering to the core values of the organization. The ability to take calculated risks, while protecting the interests of the Corporation and its stakeholders, is critical to achievement of the Corporation’s strategic objectives. For this reason, the Board has adopted a comprehensive risk management framework to systematically address risk tolerance and control. The AuRico Risk Policy includes:

  a statement of the Corporation’s core principles (or objectives) of risk management;
  an allocation of responsibilities for risk management through various levels of the organization; and
  a summary of the risk management processes to be implemented across the organization, based upon the principles noted above.

The Board has delegated to the Management Risk Committee the responsibility for overseeing and monitoring, from a process standpoint, the Risk Policy. The Management Risk Committee is responsible for ensuring a robust risk management process is in place, and for monitoring the overall risk profile of the Corporation. Each Board Committee is responsible for monitoring risks in a specific area:

  the Audit Committee is responsible for monitoring accounting related and certain financial risks such as hedging (currency and commodity), investments and financing;

  the Sustainability Committee reviews the policies and systems related to social responsibility, safety, health, environment, security and related operational risks as well as permitting and regulatory matters relating to climate change and other environmental considerations; and

  the Compensation Committee is responsible for oversight of compensation risk and executive succession risk.

The Board Committee (or, where applicable, the full Board) identified as owning the risks outlines the controls that are planned or already in place and any risk assessments and work that are underway to mitigate risk. Each Committee also conducts a periodic risk identification and review process to identify any emerging risks, determine the effectiveness of current risk management strategies and, where appropriate, develop new risk management strategies. The Risk Policy facilitates the integration of Corporate (entity) level risk management strategies with site level risk management, with each site following its own process for regular identification of business risks and incorporating the appropriate level of resources for managing such risks into its budgeting and business planning. One of the principal mechanisms utilized by the Board to implement and monitor the effectiveness of the Risk Policy is the Management Risk Committee, which is comprised of executive officers of the Corporation, including among others the President & Chief Executive Officer, the Chief Financial Officer and the two Chief Operating Officers.

Corporate Governance Practices

The Board has adopted a set policies and internal practices regarding, among other things: director selection criteria; board size; board and committee responsibilities; minimum attendance requirements for directors; and the need for independent directors of the Board to hold an in-camera meeting in conjunction with every meeting of the Board. The Board has not adopted a regular retirement age for its members. Copies of the Corporation’s Code of Conduct, Board and Committee Mandates and NYSE Statement of Corporate Governance Differences are posted on AuRico’s website at www.auricogold.com or a Shareholder may request a printed copy. The Board continuously reviews these guidelines with a view to ensuring they align with applicable regulations and current best practices.

Board Effectiveness

The Board and its Committees are assessed annually as a whole and individually by each director to determine the effectiveness of the Board, its Committees and the individual directors. In 2011, a confidential survey prepared and administered by an independent consultant, Grant Thornton LLP was conducted. In addition to the independent compensation consultant’s board effectiveness survey, the Audit Committee members also conducted a self assessment and a peer assessment and all Board members conducted a peer assessment was reviewed by the Chairman and the Chief Executive Officer. The Corporation discloses Director Attendance for Board and Committee meetings each year in this Management Information Circular. With the acquisition of Northgate in October 2011, the Board engaged Korn/Ferry International, an independent consultant, to assistance with the appropriate restructuring of the AuRico Gold Board.

Committees of the Board

There are currently four standing Committees of the Board: the Nominating and Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Sustainability Committee (collectively, the “Committees”). Committee members are appointed by the Board and, with the exception of the Sustainability Committee, are currently comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written mandate, which is reviewed annually by the relevant Committee and the Nominating and Corporate Governance Committee. The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of Management in the conduct of the affairs of the Corporation. The Chair of each Committee is selected by the Board from the members of the relevant Committee. Each Committee mandate includes a description of the role and responsibilities of the Chair of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities set out in its mandate. The Audit Committee of the Corporation holds an in-camera session without Management present following each of its meetings. The Chairman of the Board attends all regularly scheduled Committee meetings as a guest. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to the Committee. A copy of the mandate for each of the Committees is posted on the Corporation’s website at www.auricogold.com.

Nominating and Corporate Governance Committee

The mandate of the Nominating and Corporate Governance Committee is to assist the Board in monitoring, reviewing and approving AuRico’s policies and practices relating to corporate governance and director nominations, identifying individuals qualified to become members of the Board and, in consultation with the Chair of the Board, evaluating the functioning of the Board and its Committees on an annual basis.

The Nominating and Corporate Governance Committee regularly reviews AuRico’s corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Nominating and Corporate Governance Committee is responsible for the Corporation’s compliance with NI 58-101 and the NYSE Amex corporate governance standards and for reviewing and approving the annual disclosure relating to such guidelines and standards.

The Nominating and Corporate Governance Committee is responsible for proposing new nominees to the Board and its Committees. In considering nominees to the Board, the Nominating and Corporate Governance Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Nominating and Corporate Governance Committee also annually reviews and assesses the size, composition and responsibilities of all Board Committees with a view to making recommendations to the Board regarding membership and Chairpersons (see “Skills Matrix” on page 12, above).

The Nominating and Corporate Governance Committee, in consultation with the Chair of the Board, annually evaluates the effectiveness of the Board, Committees and individual directors. The Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its Committees. The Chair of the Nominating and Corporate Governance Committee, in consultation with the Chairman of the Board, compiles the responses to the questionnaire to ensure confidentiality, and may also conduct individual director interviews from time to time to complete the assessment prior to reporting back to the Board. Elements of this assessment include the effectiveness of operation of the Board and its Committees, communication between the Board and Management and the effectiveness of strategic direction and risk management processes of the Board and its Committees. Where deemed appropriate, the Committee recommends changes to enhance the performance of the Board and its Committees.

The Committee is currently comprised of three independent directors: Richard Colterjohn (Chair) Terrence Lyons and Patrick D. Downey. There were three meetings of the Committee during 2011. All of the members of the Committee attended all of the meetings held in 2011 while they were members.

Compensation Committee

The Compensation Committee’s role and responsibilities relating to compensation include developing an executive compensation strategy, reviewing and appraising the performance of the Corporation’s senior executives, and reviewing the adequacy and form of the compensation of the Corporation’s senior executives in light of such performance and compensation strategy. In particular, the Compensation Committee reviews and makes recommendations to the Board with respect to the personal and corporate objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of such objectives, and recommends to the Board the compensation level of the CEO based on this evaluation. The Compensation Committee is also responsible for reviewing and making recommendations to the Board with respect to senior executive compensation and with respect to succession planning for the CEO and other senior executives. The Compensation Committee also reviews the remuneration of the Corporation’s directors annually to ensure that it properly reflects the responsibilities associated with being an effective director. The Compensation Committee’s mandate grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.

The Compensation Committee holds certain risk identification, assessment, management and monitoring responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the Compensation Committee have the skills and experience required to make decisions on whether the Corporation’s compensation policies and practices are consistent with its risk profile. The Compensation Committee avoids compensation policies which encourage excessive risk taking, such as compensation policies that pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. The Compensation Committee is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the AuRico executive compensation program or that is otherwise not in the best interests of the Corporation and its stakeholders. In order to mitigate the risks associated with the Corporation’s compensation policies and programs and specifically ensuring the compensation policies and practices do not encourage undue risk-taking on the part of its executives, the Corporation has practices in place such as share ownership guidelines, trading restrictions, claw-back provisions and a deferred share unit plan.

The Compensation Committee is also mindful of risks associated with executive succession. The Compensation Committee, on behalf of the Board, reviews the succession plans for each of the Corporation’s executive officers, including through periodic discussion with the CEO regarding executive positions other than CEO. The Compensation Committee also conducts advance planning in this regard by exploring means of pursuing viable alternative executives both from within the organization and from external sources. The Compensation Committee has satisfied itself that there are currently several individuals within the organization that, if needed, could act as CEO on an interim basis while a more thorough search was conducted for a permanent replacement.

The Committee is comprised of three independent directors: Mark Daniel (Chair), Alan Edwards and Ronald Smith. There were two meetings of the Committee during 2011. All of the members of the Committee attended all of the meetings held in 2011 while they were members.

Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Corporation’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Committee oversees the Corporation’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of AuRico. A full description of the responsibilities of AuRico’s Audit Committee is set forth in its mandate, a copy of which is available on the Corporation’s website, at www.auricogold.com.

All members of the Audit Committee are financially literate and audit Committee financial experts, in accordance with applicable laws. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Corporation. In considering criteria for determination of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another executive officer position of an entity with financial oversight responsibilities.

In addition to effectively discharging its responsibilities pursuant to its mandate, the Committee also continued its oversight of the Corporation’s IFRS conversion process, part of which is an education element for which the Committee has assumed a leadership role. The Committee advises Management on financial risks arising from AuRico’s exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit, including by advising on any proposed hedging of such exposures, and authorizes policies for entering into investments and for reviewing and assessing execution of such investment strategies.

Reference is made to the Corporation’s Annual Information Form (“AIF”), under the section titled “Audit Committee Information”. The Corporation’s AIF is available on SEDAR at www.sedar.com and a copy of same will be provided free of charge, upon request, to any Shareholder.

The Audit Committee currently consists of three independent directors: Ronald Smith (Chair), Richard Colterjohn and Patrick D. Downey. There were six meetings of the Audit Committee during 2011. All of the members of the Committee attended all of the meetings held in 2011 while they were members.

Sustainability Committee

The mandate of the Sustainability Committee is to oversee AuRico’s environmental, health and safety, corporate social responsibility (“CSR”) performance at all projects and properties of the Corporation, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental, health, safety and CSR matters to the Board. The Committee also oversees the development and implementation of the Corporation’s policies and practices on environmental, health, safety and CSR matters in light of applicable laws and recommended best practices in the various jurisdictions in which the Corporation conducts its operations. To achieve this, the Committee regularly reviews AuRico Gold’s existing programs to ensure that they minimize or prevent the effects of AuRico’s operations on the environment, and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the communities impacted by AuRico’s operations, including economic development and community growth. The Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Corporation operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.

In 2011 the Committee continued to emphasize the importance of a consistent and principled approach to the Corporation’s environmental, health, safety and CSR practices through facilitating effective communication and sharing of resources and information among each of the mines and development projects in the various jurisdictions in which the Corporation conducts its operations. To that end, the Committee oversees a management sub-committee with appropriate representation from each of the Corporation’s projects and operations, with each of the members having familiarity with the environmental, health, safety and community principles and practices of each of their respective sites. This management sub-committee is intended to optimize ongoing co-operation between the sites with respect to development and implementation of the Corporation’s environmental, health, safety and CSR policies. The Committee is also committed to conducting a comprehensive review and, where appropriate, refinement of, the Corporation’s existing crisis management policies, disaster response policies and risk management practices, in each case as they pertain to environmental, health, safety and CSR matters. Finally, the Committee updated its mandate so as to ensure its alignment with applicable legislation and current recommended best practices.

The Sustainability Committee currently consists of three directors: Alan Edwards (Chair), Terrence Lyons and René Marion. There were three meetings of the Sustainability Committee during 2011 and all members attended all meetings while they were members, except for 1 meeting that René Marion was unable to attend as a result of travel commitments.

Executive Compensation Claw-Back Policy

The Board has adopted an Executive Compensation Claw-back Policy concerning future awards made under the Corporation’s incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Corporation’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

  the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements;

  the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

  the incentive compensation payment received would have been lower had the financial results been properly reported.

PART FOUR – REPORT ON EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee currently consists of Mark Daniel (Chair), Alan Edwards and Ronald Smith. Messrs. Daniel, Edwards and Smith are unrelated and independent members of the Board of Directors and therefore, a majority of the members of the Compensation Committee are independent of Management of the Corporation.

The Compensation Committee has adopted a mandate that describes its responsibilities in detail, and the Compensation Committee and Board review and assess the adequacy of the mandate on a regular basis. The Compensation Committee has the responsibility of taking the leadership role with respect to the Board’s responsibilities relating to total compensation of the Corporation’s key employees, including the President & Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers. Additional information about the Compensation Committee’s role in corporate governance can be found in the Compensation Committee’s mandate, available on the Corporation’s website at www.auricogold.com.

The Compensation Committee has reviewed and discussed with management the Corporation’s Compensation Discussion & Analysis section of this Information Circular. Based on such review and discussions, the Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Information Circular.

Submitted by the following members of the Compensation Committee of the Board of Directors of AuRico Gold Inc.

Mark Daniel (Chair)
Alan Edwards
Ronald Smith

April 13, 2012

Compensation Discussion & Analysis

The Corporation’s executive compensation program includes total direct compensation (base salary, annual incentive and equity compensation) and benefits. Each year the Compensation Committee, in consultation with the Corporation’s Management, reviews and recommends the salary, annual incentive, and equity compensation awards for certain executive officers, including the Named Executive Officers (“NEO”) disclosed in this Management Information Circular. The Committee then makes its recommendation to the Board for consideration and approval.

For purposes of this Information Circular, named executive officers of the Corporation mean the following individuals (the “Named Executive Officers”):

a)	the Company's Chief Executive Officer;

b)	the Company's Chief Financial Officer;

c)

each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation (see “Summary Compensation Table”) was, individually, more than CAD$150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 – Statement of Executive Compensation for that financial year; and

d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2011, the end of the most recently completed financial year of the Corporation, the Corporation had five Named Executive Officers, being the President and Chief Executive Officer (René Marion), Executive Vice President and Chief Financial Officer (Scott Perry), the Executive Vice President and Chief Operating Officer – Mexico (Russell Tremayne), the Chief Operating Officer – Canada & Australia (Peter MacPhail) and the Senior Vice President, Technical Services (Chris Bostwick).

Executive Compensation Strategy

In considering the financial performance of the Corporation, it is recognized that executive officers cannot control certain factors, such as interest rates, foreign exchange rates, consumables prices and the international market for gold and industrial minerals produced by the Corporation. When determining annual executive compensation, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation

Periodically, the Compensation Committee engages an independent compensation consultant, Mercer LLC (“Mercer”) to assist with the review of the design and competitiveness of the Corporation's compensation and benefit programs. In 2011, Mercer assisted the Committee with their review and recommendations of the Corporation's executive compensation policies and the compensation for the Corporation's executive officers. The Committee then submitted these recommendations to the Board for their consideration and approval. The Compensation Committee also reviews in general, and has the authority to recommend to the Board for its approval, amendments to, and grants pursuant to, such programs.

The objective of the Corporation’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable Shareholder value over the long term. To achieve this objective, the executive compensation program is designed based on the following principles:

  Align with the Corporation’s business strategy - link executive compensation with the achievement of specific strategic business objectives and the Corporation’s performance as a whole;

  Align to Shareholder interests - align the interests of executives with those of Shareholders through the use of equity awards which reward increases in Shareholder value, and decrease in value when the share price falls;

  Corporate governance - strive to comply with governance issues and continually review and, as appropriate for the Corporation, adopt executive compensation practices that align with those of peers;

  Pay for performance - align with the Corporation’s desire to create a performance and development culture, and create clear relationships between pay and performance;

  Pay competitively - set overall target compensation to ensure it remains relevant to the markets in which the Corporation competes; and

  A flexible, simple program - provide a flexible, simple program that is easy to understand and assess.

The following sections provide an overview of the Corporation’s executive compensation program, including a discussion of the considerations made when determining the 2011 compensation awards for the Named Executive Officers.

Elements of Executive Compensation

Executive compensation consists primarily of the following elements: base salary, annual incentive, equity compensation and benefits. The Corporation regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Corporation’s strategy, and periodically validates them using a historical peer comparison process.

Element	Description	Purpose of Each Element
Base Salary

Base salary is a portion of total direct compensation for senior executives. It is reviewed annually, but tends to stay constant, increasing only when the executive assumes a larger role, when there is a shift in the market, or to recognize incremental proficiency in the role. In determining the basic salary of an executive officer, the Compensation Committee places weight on the following factors: (i) the particular responsibilities related to the position; (ii) salaries paid by comparable businesses; (iii) the experience level of the executive officer; and (iv) his or her overall performance.

Attraction, retention and motivation
Annual Incentive Bonus

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of Corporate and business objectives, relative corporate performance against its industry peer group and individual performance.

Pay for performance Align with the Corporation’s business strategy Attraction, retention and motivation
Equity Compensation

Equity compensation, when appropriate, is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executive resources in an increasingly competitive market. In determining the equity compensation of an executive officer, the Compensation Committee takes into consideration previous grants to the individual.

Align to Shareholder interests Pay for performance Align with the Corporation’s business strategy Attraction, retention and motivation
Benefits

Executives participate in an executive level benefits program that is available to all eligible executives. The program provides a comprehensive and competitive array of choices, so executives can select the coverage that best meets their individual and family needs.

Attraction, retention and motivation

The Corporation’s executive compensation programs serve two purposes:

  To attract, motivate and retain the executive officers needed to achieve and surpass corporate objectives; and
  To build a Corporation that can capture growth opportunities in rapidly changing markets and that leads the industry in terms of operational performance and creation of value for the Corporation’s Shareholders.

As such, the Corporation’s compensation programs are designed to promote the creation of value for the Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Description of Compensation Committee’s Decision Process – 2011 Executive Compensation

2011 Executive Compensation

In determining the total compensation for Named Executive Officers, the Board of Directors is assisted by the Compensation Committee of the Board. The Compensation Committee communicates regularly and directly with the Corporation’s executive officers. Time is set aside at each regularly scheduled Compensation Committee meeting for the members of the Committee to meet independent of Management. The Compensation Committee reports regularly to the Board of Directors. In addition, the Compensation Committee seeks the views of the Corporation’s CEO when reviewing compensation for other executive officers because of his day-to-day involvement with these officers. The Compensation Committee believes that the CEO is in the best position to assess the performance of such individuals and to provide valuable input regarding salary adjustments, level of payment of short-term incentives, as well as levels of grants of long term incentives, when applicable. The Compensation Committee also asks, and expects the CEO to provide comments, based on his judgment and deep knowledge of the strategic goals of the Corporation, on the design of any new compensation program that is implemented. The Compensation Committee takes into consideration information it receives from Management, but makes independent recommendations to the Board on all executive compensation matters. From time to time the Compensation Committee retains independent firms to provide necessary benchmarking and standard practice information in order to assist with their executive compensation reviews.

Personal and Corporate Performance Weightings

The annual evaluation process was broken down into Personal Performance and Corporate Performance. Depending on the position level, Personal Performance to Corporate Performance weightings changed, as per the table below.

	Personal Performance	Corporate Performance	Total
President & CEO, CFO & COOs	0%	100%	100%
Senior Vice President	50%	50%	100%

Personal Performance (Performance Commitments)

This annual evaluation process is supported by annual Performance Commitments that are cascaded down throughout the organization, beginning with the Performance Commitments of the CEO. The management team worked with the CEO to develop measurable performance targets. Performance Commitments for all other executives were then determined using the CEO’s performance targets and communicated to each executive. The performance targets consisted of the following measurable, objective categories and sub-categories and were tied into the Corporation’s vision and values:

Production & Cash Cost Metrics

Sustainability

>	Environmental Leadership
>	Health & Safety Performance

>	Government Relations
>	Community Relations

High Performance

>	Continuous Improvement
>	Organizational Development
>	Shareholder Value Creation
>	Governance, Business Systems, Reporting & Control
>	Liquidity/Financial Management

Growth

>	Grow Reserves & Resources
>	Project Generation
>	Reputation Management

These Performance Commitments are measurable and are rated at the end of each year using the following scale of 1 to 5:

1 – Does not meet expectations
2 – Partially meets expectations
3 – Meets expectations
4 – Partially exceeds expectations
5 – Far exceeds expectations.

The table below summarizes the Performance Commitment weighting based on overall Personal Performance:

Performance Commitment Ratings	% of
(Out of 5)	Maximum Target
<2.00	0%
2.00	25%
2.50	50%
3.00	75%
3.25	80%
3.50	90%
3.75	95%
4.00	100%
+4.0	+120%

Corporate Performance

The Executive Management reviewed several disclosed compensation systems in the gold industry and found that the following system, which has been accepted by the AuRico Gold Board, was the best in class, as it measured the following Corporate Commitments:

Corporate Commitments	Weightings
Ounces Produced	25%
Production Costs(1)	25%
Growth	20%
Financial Management	10%
Health & Safety	10%
Environment	5%
Community Relations	5%
100%

Note:
(1)

Production costs are described in the Corporation’s 2011 Annual Management’s Discussion and Analysis. Total cash costs are a Non-GAAP Measure as explained on page 26 of the 2011 Annual Management’s Discussion and Analysis.

If the Corporation achieves the established measurable objectives, then the executive is eligible to receive the maximum percentage of his annual base salary in the form of an annual incentive bonus, as indicated in the table below. If the Corporation exceeds the performance targets for all or some of the measurable objectives, then the executive may exceed the maximum percentage and receive up to 150% of his annual base salary. If all performance targets are not achieved, then the total percentage is prorated between the minimum and maximum target percentage range for that executive.

The following target bonus ranges were established, and dependent on performance, executives could be awarded in excess of their maximum if expectations were exceeded:

Title	Minimum %	Target %
President & Chief Executive Officer	0%	100%
Executive Vice President & Chief Financial Officer	0%	100%
Executive Vice President & Chief Operating Officer – Mexico	0%	100%
Chief Operating Officer – Canada	0%	60%
Senior Vice President, Technical Services	0%	60%

In addition to the target bonus ranges noted above, executives are eligible to receive discretionary bonuses for the achievement of performance conditions that were set outside of the corporate objectives established in the year. In 2011, the executives received the following additional bonuses:

	Significant Milestone	Northgate Transaction
Executive	Bonus(1)	Bonus(2)(3)	Total
René Marion	$343,750	$440,000	$783,750
Scott Perry	$225,625	$252,400	$478,025
Russell Tremayne(4)	$216,359	$197,814	$414,173
Peter MacPhail	$Nil	$75,000	$75,000
Chris Bostwick(4)	$Nil	$31,255	$31,255

Notes:

(1)

In March 2011, the Compensation Committee and the Board of Directors approved a business development bonus for the President & CEO, Executive VP & CFO, and Executive VP & COO – Mexico valued at 100% of their base salary, payable in 4 installments upon the achievement of significant milestones in the 2011 year. The amounts paid to each executive represent the achievement of the first two milestones (the execution of the El Cubo Union Collective Agreement, and the acquisition of Capital Gold Corporation), which resulted in 50% of the bonus being awarded. The remaining two milestones, related to targeted production and cash costs results at the El Chanate and El Cubo mines, were partially met in 2011, which resulted in 12.5% of the bonus being awarded.

(2)

In October 2011, the Compensation Committee and the Board of Directors approved a bonus payable in 3 installments to Messrs. Marion, Perry, Tremayne and Bostwick, upon the achievement of certain performance conditions relating to the acquisition of Northgate Minerals Corporation. The amounts paid in 2011 represent the first condition being achieved (the closing of the Northgate acquisition). The remaining two conditions, related to the successful commissioning and declaration of commercial production at the Young-Davidson mine, are outstanding.

(3)	Mr. MacPhail’s bonus was approved by the Northgate Board of Directors prior to the acquisition by the Corporation, and was contingent on the acquisition being successfully completed.
(4)

The bonuses for the Executive VP & COO – Mexico and Senior VP, Technical Services were paid in $US; therefore the bonus amounts in the table above have been converted to $CAD using the exchange rate of 0.989, representing the average exchange rate for the 2011 fiscal year as quoted by the Bank of Canada.

2011 Competitive Benchmarking Analysis of Peers

The Compensation Committee seeks to align total executive compensation (including base salary, target annual incentive, and the grant value of equity incentives) with comparable market practices in the mining industry, where the market for executive talent is exceptionally competitive. In the view of the Compensation Committee, executive compensation levels should be competitive to attract and retain seasoned executives that can create shareholder value. The Compensation Committee believes that a competitive pay positioning strategy is required to attract and retain the caliber of talent required at AuRico Gold.

In order to assess competitive pay levels, the Compensation Committee reviews comparable data for the mining industry for all Named Executive Officers. The Corporation acquires this information by reviewing publicly disclosed documentation and benchmarking against comparable positions at peer organizations.

The Corporation compares executive compensation information to a peer group consisting of companies that generally meet the following criteria:

  Compete with the Corporation in the marketplace for business; and

  Compete with the Corporation for talent.

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward looking. During the year-end compensation analysis, the Compensation Committee analyzed 2010 (actual) data to determine the 2011 total executive compensation package. Backward looking benchmarking is, and will continue to be, a determining factor in total executive compensation. The Corporation will evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes. The peer group includes the following 11 mining companies the Corporation regards as peers because they are mining companies that are similar in size to AuRico, conduct business internationally and the Corporation competes with them for executive talent:

1.	IAMGOLD Corporation – TSX:IMG / NYSE:IAG
2.	Centerra Gold Incorporated – TSX:CG
3.	New Gold Incorporated – TSX:NGD / NYSE AMEX:NGD
4.	Osisiko Mining Corporation – TSX:OSK / Deutsche Boerse:EWX
5.	Inmet Mining Corporation – TSX:IMN
6.	Alacer Gold Corporation – TSX:ASR
7.	Allied Nevada Gold Corporation – TSX:ANV / NYSE AMEX:ANV
8.	Pan American Silver Corporation – TSX:PAA / NASDAQ:PAAS
9.	Semafo Incorporated – TSX:SMF / OMX:SMF
10.	Alamos Gold Incorporated – TSX:AGI
11.	First Majestic Silver Corporation – TSX:FR / NYSE:AG / Frankfurt:FMV

Summary of Equity Plans

Stock Options (Corporation’s Stock Option Plan)
Eligibility	Officers, directors, employees and consultants of the Corporation.
Description

A stock option gives the holder the right to purchase a Common Share in the future at a price determined by calculating the Volume Weighted Average Price of the Common Shares on its principal stock exchange for the 5 trading days immediately preceding the grant date.

Stock options are only awarded every alternating year, unless they are awarded for:
• special merit for exemplary performance;
• change in position or increase in responsibility; or
• new employees as an inducement, depending on position.
Term	Stock options were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock options vest, they become exercisable.

Stock Option Inducement Awards (Outside of the Corporation’s Stock Option Plan)
Eligibility	Subject to regulatory approval, stock option inducement awards can be granted to a executive officer not previously employed by the Corporation.
Description

Stock option inducement awards give the holder the right to purchase a Common Share of the Corporation in the future at a price which is determined by calculating the Volume Weighted Average Price of the Common Shares on its principal stock exchange for the 5 trading days immediately preceding the grant date. Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a executive officer of the Corporation provided that the Common Shares issuable to such individual do not exceed 2% of issued and outstanding Common Shares of the Corporation prior to the date of the arrangement.

Term	Stock options inducements were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option inducement awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock option inducement awards vest, they become exercisable.

Share-Based Inducement Awards
Eligibility	Subject to regulatory approval, share based inducement awards can be granted to a executive officer of the Corporation not previously employed by the Corporation.
Description

Once vested, share based inducement awards entitle their holder to acquire, for no additional consideration, Common Shares, which can then be either held or sold. Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a executive officer of the Corporation, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding Common Shares of the Corporation prior to the date of the arrangement.

Vesting schedule	These share based inducements are subject to a one year vesting period from the executive officer’s effective start date.
Term	Share-based inducement awards do not expire.
When are they available	Once the share-based inducement awards vest, Common Shares may be issued to the executive officer from treasury.

Employee Share Purchase Plan
Eligibility	Officers, directors, employees and consultants of the Corporation.
Description

The purpose of the Employee Share Purchase Plan (the “ESPP”) is to provide officers, directors, employees and consultants the opportunity of becoming an owner in the Corporation and to invest in the Corporation. Participants in the ESPP are entitled to contribute up to 10% of their annual base salary to the ESPP. The Corporation will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase Common Shares on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the Common Shares on the TSX, for participants residing in Canada, or the NYSE, for participants residing in the United States or other country, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the Common Shares are issued.

Vesting schedule	Shares purchased under the ESPP vest immediately with the participant for whom they were purchased at the time of purchase.
Term	Not applicable.
When are they available	Immediately, at the time of issuance.

Deferred Share Unit Plan
Eligibility	Directors, President & CEO, CFO and COOs
Description

The purpose of the plan is to provide directors and executive officers of the Corporation with the opportunity to acquire deferred share units in order to allow them to participate in the long-term success of the Corporation Inc. and to promote a greater alignment of interests between its non-employee directors, executive officers and Shareholders. DSU awards are part of the Corporation's Long-Term Incentive Program.

Vesting schedule	DSUs awarded to directors and executive officers vest immediately, but are not redeemable until the director or executive officer leaves the Corporation.
Term	Not applicable.

Restricted Share Unit Plan
Eligibility	President & CEO, CFO and COOs
Description

The purpose of the plan is to provide executive officers of the Corporation with the opportunity to acquire restricted share units in order to allow them to participate in the long term success of the Corporation and to promote a greater alignment of interests between its executive officers and Shareholders.

Vesting schedule

Unless the Board of Directors determines otherwise at the time of the award of RSUs, one-third (1/3) of such award of RSUs shall be restricted until the first anniversary of the award, another one-third (1/3) shall be restricted until the second anniversary of the award and the remaining one-third (1/3) shall be restricted until the third anniversary of the award, but shall not exceed three years. Such awards can vest on a cumulative basis of meeting of certain performance conditions. Unless the Board of Directors determines otherwise at the time of the award of RSUs, if the Board of Directors has imposed one or more performance conditions on such RSUs, the award shall be restricted until the satisfaction of the last of such performance conditions.

Term	Not applicable.
When are they available

Subject to vesting, a lump sum payment in cash equal to the number of RSUs recorded in the Participant’s account on the redemption date multiplied by the Redemption Value per Share (as defined in the Restricted Share Unit Plan), less any applicable withholding taxes.

Details of Benefits

Benefits
Eligibility	Officers and employees.
Description

Individuals participate in the executive level benefits program with a comprehensive and competitive array of choices (e.g. life insurance, medical, short-term disability) to meet the needs of employees and their families.

Annual Incentive Bonuses

In November 2011, individual executive performance was assessed against the performance targets agreed to between each executive, members of Management, the Compensation Committee and the Board of Directors at the beginning of the year. In addition, a peer comparative analysis was conducted by the Compensation Committee with the assistance of members of Management, to determine total annual incentive bonuses for the Senior Executive Officers. On December 9, 2011 the Compensation Committee conducted their annual executive compensation meeting, to review and recommend the annual incentive awards for each executive, other than the President & CEO, CFO and COOs, to the Board of Directors. These annual incentive awards were paid to the individuals in December 2011. In 2011, the Compensation Committee retained an independent compensation consultant to assist in its review of the compensation of the executives of the Corporation. The independent consultant conducted an analysis of current market and peer executive compensation, and advised the Committee on various matters relating to the Corporation’s executive compensation program.

On February 29, 2012, the Compensation Committee conducted their compensation meeting, to review and recommend the annual incentive awards for the President & CEO, CFO and COOs. It was concluded that the best form of equity compensation for the Corporation’s President & CEO, CFO and COOs would be a combination of cash bonus, stock options and RSUs.

In determining the total 2011 annual incentive bonuses for named executive officers, the Compensation Committee assessed executive performance against the predetermined performance targets agreed to by each executive earlier in the year.

The Compensation Committee of the Board of Directors of the Corporation, having reviewed and considered the performance evaluations and ratings for the executives of the Corporation in respect of the 2011 fiscal year, and the recommendations of an independent compensation consultant, recommended to the Board that the Named Executive Officers noted in the table below, receive cash bonuses, as a reward for their exemplary performance in the 2011 fiscal year.

After review and discussion, the Board of Directors determined that it would be appropriate to accept the Compensation Committee’s recommendation and award the following cash bonuses:

		Cash Bonus	% of 2011 Base
Name	Title	($)	Salary Awarded
René Marion	President & Chief Executive Officer	$543,400	98.8%
Scott Perry	Executive VP & Chief Financial Officer	$356,668	98.8%
Russell Tremayne	Executive VP & Chief Operating Officer – Mexico	$427,259(1)	123.5%
Peter MacPhail	Chief Operating Officer – Canada & Australia	$193,908	62.2%(2)
Chris Bostwick	Senior Vice President, Technical Services	$155,770(1)	59.0%
		$1,677,005

Notes:
(1)

The cash bonuses for the Executive Vice President & COO - Mexico and Senior Vice President, Technical Services were paid in $US; therefore the bonus amounts in the table above have been converted to $CAD using the exchange rate of 0.989, representing the average exchange rate for the 2011 fiscal year as quoted by the Bank of Canada.

	(2)	Cash bonus based / assessed on former Northgate 2011 Performance.

As part of the compensation recommendations of the Compensation Committee and independent compensation consultant, the Board approved the issuance of RSUs to the President & CEO, CFO and COOs that vest equally one-third per annum. The price of CAD$9.63, used to determine the number of RSUs awarded, was calculated using the 5 day VWAP from the date of grant, February 29, 2012. See “Section III – Executive Compensation and Other Information – Incentive Plan Awards” for more details on the Corporation’s incentive plans.

The details of the RSU awards are as follows:

		% of 2011	Value of	Number of
		Base Salary	RSUs	RSUs
Name	Title	Awarded	Awarded	Awarded(1)
René Marion	President & Chief Executive Officer	100%	$550,000	57,106
Scott Perry	Executive VP & Chief Financial Officer	50%	$180,500	18,741
Russell Tremayne	Executive VP & Chief Operating Officer – Mexico	50%	$175,000	18,170
Peter MacPhail	Chief Operating Officer – Canada & Australia	50%	$156,000	16,197
			$1,061,500	110,214

Note:
	(1)	The number of RSUs awarded was determined by dividing the value of RSUs awarded by the 5 day volume weighted average price from the grant date, February 29, 2012, of $9.63.

The Board also approved the following stock option issuances for the executives:

			Value of	Number of
		% of 2011	Stock	Stock
		Base Salary	Options	Options
Name	Title	Awarded	Awarded	Awarded(1)
René Marion	President & Chief Executive Officer	100%	$550,000	127,600
Scott Perry	Executive VP & Chief Financial Officer	50%	$180,500	41,876
Russell Tremayne	Executive VP & Chief Operating Officer – Mexico	50%	$175,000	40,600
Peter MacPhail	Chief Operating Officer – Canada & Australia	50%	$156,000	36,192
			$1,061,500	246,268

Note:
(1)

The Compensation Committee and Board approved the above noted values to be awarded in stock options. These values differ from the values disclosed in the summary compensation table on page 38, as the latter represent Black- Scholes fair values calculated in accordance with the method used in the Corporation’s financial statements. The number of stock options above was determined by calculating the 5 day volatility factor from the grant date, February 29, 2012, of 232 per $1,000 of long term compensation awarded.

During the compensation review by the Compensation Committee and Board, the 2012 base salaries for executives were reviewed and set as follows:

	2011 Base	2012 Base
Title	Salary	Salary
President & Chief Executive Officer	$550,000	$568,150
Executive Vice President & Chief Financial Officer	$361,000	$371,000
Executive Vice President & Chief Operating Officer – Mexico(1)	$350,000	$360,500
Chief Operating Officer – Canada & Australia	$312,000	$341,500
Senior Vice President, Technical Services(1)	$262,650	$271,500

Note:
	(1)	The salaries of the Executive Vice President & COO – Mexico and Senior Vice President, Technical Services are noted above in $US, all others are noted in $CAD.

Corporate Performance and the Business Performance Factor

The following graph shows a comparison of the cumulative return of the Common Shares versus the S&P/TSX Composite Index and the S&P/TSX Global Gold Index from 2006 to 2011.

AuRico Gold Inc. Cumulative Return vs. S&P/TSX Indices
2006 - 2011

The share price performance trend illustrated within this chart does not reflect the trend in the Corporation's compensation to executive officers over the same time period. Over the five year period, the Corporation's Compensation Committee has established compensation objectives that appropriately reflect the evolution of the Corporation from a single asset development Corporation to its current position as an emerging and profitable multi-mine precious metals producer. During this time period, the total compensation awarded to the executive officers has increased to reflect the achievement of various corporate objectives, including significantly improved operational and financial performance objectives. The share price valuation of gold and silver producers fluctuates with changes in the underlying commodity prices, and at no time during the illustrated chart period was compensation intended to reflect share price performance.

AuRico Gold Inc. Cumulative Return vs. S&P/TSX Indices
January 2011-March 2012

The Corporation continues to strive to deliver superior Shareholder value by building a culture of excellence in every aspect of what the Corporation does, through organic growth, exploration, accretive industry consolidation and commitment to socially responsible practices within the communities in which the Corporation works.

Stock Option Grants

The Corporation has a written policy governing the granting of stock options. The policy applies equally to grants of stock options to directors, officers, consultants and other employees; see “Section III – Executive Compensation and Other Information – Incentive Plan Awards”. The policy provides, among other things, that:

  Stock options will be recommended by the Compensation Committee and granted only by the Board of Directors. In December 2009, the Board granted limited authority to the President and CEO of the Corporation to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion, but subject to the terms of the Stock Option Plan and provided that (i) not more than 40,000 options may be granted to any one person and (ii) no options may be granted to officers of the Corporation (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Corporation remains subject to Board approval. If all 200,000 options are granted under this arrangement, the Board has the authority approve an additional 200,000 option allowance;

  Stock options will be priced by calculating the volume weighted average price of the Common Shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (as defined in the Corporation’s Stock Option Plan); and

  Stock options are only awarded every alternating year, unless they are awarded for special merit for exemplary performance, change in position, or increase in responsibility, or for new employees, as an inducement, depending on position.

The Compensation Committee and Board of Directors take previous grants to all executives into consideration when considering new grants.

Summary Compensation Table

The following table sets out, for the three most recently completed financial years ended December 31, 2011, the compensation paid to or earned by each of the Named Executive Officers.

					Non-Equity Incentive Plan
					Compensation
			Share-	Option-	Annual	Long Term
Name and			Based	Based	Incentive	Incentive	Retirement	All Other	Total
Principal	Year	Salary	Awards(1)	Awards(2)	Plan(3)(8)	Plan	Plan Value	Compensation(4)	Compensation
Position		($)	($)	($)	($)	($)	($)	($)	($)
René	2011	$550,000	$1,457,500	$607,858	$1,327,150	$Nil	$Nil	$37,403	$3,979,911
Marion
President &	2010	$500,000	$500,000	$433,059	$379,375	$Nil	$Nil	$26,178	$1,838,612
Chief
Executive	2009	$500,000	$313,587	$Nil	$367,000	$Nil	$Nil	$374,997	$1,555,584
Officer
Scott	2011	$361,000	$469,300	$199,488	$834,693	$Nil	$Nil	$51,518	$1,915,999
Perry
Executive	2010	$361,000	$361,000	$303,974	$273,909	$Nil	$Nil	$40,281	$1,340,164
VP & Chief
Financial	2009	$355,385	$146,341	$Nil	$320,000	$Nil	$Nil	$198,121	$1,019,847
Officer
Russell	2011	$346,174	$455,000	$193,409	$841,698	$Nil	$Nil	$41,829	$1,878,110
Tremayne(6)
Executive	2010	$360,325	$350,000	$303,974	$266,191	$Nil	$Nil	$41,576	$1,322,066
VP & Chief
Operating	2009	$342,600	$189,236	$377,000	$285,500	$Nil	$Nil	$17,841	$1,212,177
Officer
Peter	2011	$306,600	$156,000	$1,737,814	$268,908	$Nil	$Nil	$879,165	$3,348,487
MacPhail(5)
Chief
Operating
Officer
Chris	2011	$259,779	$Nil	$354,653	$187,122	$Nil	$Nil	$30,701	$832,255
Bostwick(6)
Senior Vice	2010	$262,522	$Nil	$Nil	$120,966	$Nil	$Nil	$20,201	$403,690
President,
Technical	2009	$274,080	$Nil	$377,000	$121,509(7)	$Nil	$Nil	$34,542	$807,131
Services

Notes:
(1)

In 2011, the values shown represent RSUs granted subsequent to year-end in recognition of performance during the year, and an inaugural grant of RSUs in February 2011. In 2010, the values shown represent DSUs granted on November 9, 2010. In 2009, the values show the additional expense accrued in fiscal 2009 related to bonus shares granted as an annual incentive in December 2008.

The grant date fair value in the table is the same as the accounting fair value recorded by the Corporation at the time of grant. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of RSUs, DSUs and bonus shares estimated to vest. The fair value is based on the 5-day volume weighted average share price on the TSX immediately preceding the grant date.

(2)

The amounts shown represent the grant date fair value of options granted subsequent to year-end in recognition of performance during the year, and other performance-based options granted during the fiscal year. In addition, Mr. MacPhail’s compensation includes options granted as a result of the Corporation’s acquisition of Northgate Minerals Corporation on October 26, 2011, whereby Mr. MacPhail’s existing Northgate options were converted to 302,950 options of the Corporation. These converted options were valued at $1,565,403 using the methodology described below.

Option-based awards are valued using the Black-Scholes option pricing methodology, consistent with the accounting values used in the Company’s financial statements. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. The option grants were fair valued using the following assumptions:

					Expected
		Expected	Risk-free	Expected	option life	Fair value per
Grant date	Share price	dividend yield	interest rate	volatility	(years)	option
Feb 29, 2012	$9.70	0%	1.37%	60.16%	4.5	$4.76
Jan 4, 2011	$7.94	0%	2.39%	64.39%	4.5	$4.37
Oct 26, 2011	$9.79	0%	1.45%	60.37%	3.65	$5.17
Dec 12, 2011	$9.14	0%	1.18%	61.21%	4.5	$4.47
Nov 9, 2010	$6.72	0%	2.48%	62.48%	7	$4.16
Jan 6, 2009	$6.02	0%	2.31%	64.01%	7	$3.77

(3)

These values represent the annual incentive bonuses, paid in cash to each executive, as approved by the Board of Directors. Messrs. Tremayne and Bostwick’s annual bonuses were paid in $US and for the above table have been converted to CAD using the average currency exchange rate of US$1 = CAD$1.1420 for the 2009 year, US$1 = CAD$1.0295 for the 2010 year, and US$1 = CAD$0.989 for the 2011 year, as quoted by the Bank of Canada.

(4)

In 2011, these values represent the life and disability benefit premiums paid by the Corporation on behalf of the executives, Company-paid matching contributions to a Group RRSP for all executives except Mr. Tremayne, Company- paid matching contributions to the Employee Share Purchase Plan for all executives except Mr. Marion, and in the case of Mr. MacPhail, change of control benefits accrued as a result of the Corporation’s acquisition of Northgate in the amount of $851,676.

In 2010, these values represent the life and disability benefit premiums paid by the Corporation on behalf of the executive, and Company-paid matching contributions to the Employee Share Purchase Plan for all executives except Mr. Marion.

In 2009, these values represent the life and disability benefit premiums paid by the Corporation on behalf of the executive, Company-paid matching contributions to the Employee Share Purchase Plan for all executives except Mr. Marion, and in the case of Messrs. Marion and Perry, relocation allowances paid as a result of their relocation to Toronto, and additional tax expense accrued in 2009 with respect to the share-based award approved in 2008 for 2008 annual compensation.

(5)

Mr. MacPhail joined the Corporation on October 26, 2011 as a result of the acquisition of Northgate Minerals Corporation. The amounts disclosed include the total compensation earned by Mr. MacPhail in 2011 as COO of Northgate and the Corporation.

(6)

Messrs. Tremayne and Bostwick’s salaries were paid in $US and for the above table have been converted to CAD using the average currency exchange rate of US$1 = CAD$1.1420 for the 2009 year, US$1 = CAD$1.0295 for the 2010 year, and US$1 = CAD$0.989 for the 2011 year, as quoted by the Bank of Canada.

(7)

This value represents the following amounts; Mr. Bostwick’s signing bonus in the amount of $22,840 paid to him in January 2009; and Mr. Bostwick’s annual incentive bonus, paid in cash, as approved by the Board of Directors for the 2009 fiscal year in the amount of $98,669.

(8)	These values include the significant milestone bonus and Northgate transaction bonus previously discussed on page 31.

Incentive Plan Awards

Stock Option Plans

The Corporation has a stock option plan (the “Stock Option Plan”), adopted in accordance with the requirements of TSX, under which the directors, officers, employees and consultants of the Corporation are eligible for participation.

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Stock Option Plan is administered by the Board of Directors. The principal terms of the Stock Option Plan are as follows:

a)

Directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation, as well as any personal holding company controlled by a officer or Director of the Corporation or any subsidiary or any registered retirement savings plans established for the sole benefit of an employee, officer or Director of the Corporation or any subsidiary (“Participants”) are eligible for the grant of stock options (“Options”) under the Stock Option Plan;

b)

The maximum number of Common Shares which may be reserved and set aside for issue under this Stock Option Plan shall not exceed 6% of the Common Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Common Shares which may be reserved for issuance to any one person on the exercise of options granted under the Stock Option Plan shall be 5% of the shares outstanding on the most recent grant date (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.;

c)

The exercise price of the Options granted under the Stock Option Plan is defined as the volume- weighted average trading price of the Common Shares for the five trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the Common Shares are not listed on the TSX, on such other principal stock exchange or over-the- counter market on which the Common Shares are listed or quoted, as the case may be;

d)	Options granted under the Stock Option Plan are exercisable for a maximum period of seven (7) years from the date of grant or such shorter period as may be determined at the time of the grant;

e)	Options granted under the Stock Option Plan are not assignable;

f)

Stock options terminate: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) months following the date of death;

g)

Options granted under the Stock Option Plan may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant, and, in the event of a Change of Control, all options outstanding shall vest and be immediately exercisable;

h)

The Board of Directors has the discretion to provide financial assistance for the purchase of Common Shares on the exercise of Options granted under the Stock Option Plan . Any loans so provided are on a full recourse basis and the Common Shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided;

i)

The number of Common Shares issuable on the exercise of Options granted under the Stock Option Plan and the exercise price of such stock options may be proportionately changed in the event of a subdivision, redivision, consolidation, reclassification or change of the Corporation’s issued and outstanding Common Shares, or any other capital reorganization, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity;

j)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the- counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Stock Option Plan (or any Option granted thereunder) or may terminate the Stock Option Plan (or any option granted thereunder) at any time provided, however, that: (i) no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any option theretofore granted under the Stock Option Plan; and (ii) if under the rules and policies of the TSX, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the Shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the TSX or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted; and

k)

No amendment to the terms of the Stock Option Plan shall affect any Option granted under the Stock Option Plan prior to such date, and each such Option shall continue to be governed by the terms of the Stock Option Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Stock Option Plan.

On December 10, 2010, the Board of Directors approved an amendment to the Stock Option Plan for Directors, officers, employees and consultants to convert the Stock Option Plan to a “rolling stock option plan” whereby the maximum number of Common Shares which may be reserved and set aside for issue under the Stock Option Plan will be changed from a fixed maximum of 26,000,000 Common Shares to a maximum of 6% of the Common Shares issued and outstanding from time to time on a non-diluted basis (which percentage may be increased by the Board of Directors of the Corporation from time to time, subject to the approval of the Shareholders and such regulatory authorities, stock exchanges, or over-the-counter markets having jurisdiction over the affairs of the Corporation). On February 18, 2011, at a Special Meeting of Shareholders, the amendment to the Stock Option Plan was approved.

The maximum number of shares which may be reserved and set aside for issue under this Plan shall not exceed 6% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the Shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. As of April 13, 2012, there were 11,739,851 Common Shares which have not been allocated under the Stock Option Plan and remain available for future grant; 21,585,500 of the stock options have been granted and exercised; 2,535,500 stock options have been granted and expired; and 5,170,568 stock options have been granted but not exercised, representing 1.8% of the issued and outstanding Common Shares of the Corporation. As a result, a total of 16,910,419 shares are reserved for issuance under the Stock Option Plan, representing 6% of the total issued and outstanding Common Shares of the Corporation.

The Corporation also has a plan which consists of Capital Gold Options (the “Capital Gold Converted Option Plan”) which were converted into Options when the Corporation acquired Capital Gold Corporation (“Capital Gold”) on April 8, 2011. Further details of the Capital Gold acquisition are available in the Corporation’s Business Acquisition Report dated June 22, 2011, filed under the Corporation’s profile at www.sedar.com. There are no options remaining available for future grants under the Capital Gold Converted Option Plan as the Capital Gold options were converted as a one-time transaction at the time of acquisition.

The Corporation also has a plan which consists of Northgate Options (the “Northgate Converted Option Plan”) which were converted into Options when the Corporation acquired Northgate Minerals Corporation (“Northgate”) on October 26, 2011. Further details of the acquisition of Northgate are available in the Corporation’s Business Acquisition Report dated January 9, 2012, filed under the Corporation’s profile at www.sedar.com. There are no options remaining available for future grants under the Northgate Converted Option Plan as the Northgate Options were converted as a one-time transaction at the time of acquisition.

In addition, the Corporation has also granted employment inducement Options to some of its officers who have joined the Corporation in the past 3 years, see - “Section III – Executive Compensation and Other Information, Description of Equity Plans”. As employment inducement Options are subject to TSX approval, they are issued on an as-required basis and therefore, there are no options remaining available for future grants.

The following table sets forth, as at December 31, 2011, information concerning securities authorized for issue under the Stock Option Plan, the Capital Gold Converted Option Plan, the Northgate Converted Option Plan and the Employment Inducement Options, that are the only equity compensation plans of the Corporation.

	Number of Securities	Weighted	Number of Securities
	to be Issued Upon	Average	Remaining Available for
	Exercise of	Exercise	Future Issuance Under
	Outstanding Options	Price of	Equity Compensation
	since the inception of	Outstanding	Plans (Excluding Securities
	the Plan	Options	Reflected in Column (a))
	(#)	($)	($)
Plan Category
Equity compensation plans approved by Shareholders:
Stock Option Plan	4,847,800	$8.99	12,048,545
Capital Gold Converted Stock Option Plan	122,385	$5.83	Nil
Northgate Converted Stock Option Plan	3,095,035	$7.84	Nil
Employee Share Purchase Plan(1)	N/A	N/A	1,099,638
Deferred Share Unit Plan(2)	N/A	N/A	751,245
Equity compensation plans not approved by Shareholders:
Employment Inducement Stock Options(3)	1,023,333	$12.31	Nil
Total	9,088,552	N/A	13,899,428

Notes:

(1)

The Employee Share Purchase Plan was implemented July 1, 2009, to provide officers, Directors, employees and consultants (“Participants”) with the opportunity to become an owner in the Corporation and to invest in the Corporation’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase Common Shares of the Corporation on a quarterly basis. The purchase price per share will be the volume-weighted average trading price of the Common Shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the Common Shares are issued. The maximum number of Common Shares of the Corporation that may be issued under the plan is 1,250,000 Common Shares.

(2)

The Deferred Share Unit Plan was implemented to further align the interests of Directors and the President & CEO, CFO and COOs (“Participants”) with Shareholders’ interests and the Corporation’s values of behaving like an owner, continuously improving the Corporation and delivering results, so as to increase the value of the shares going forward. Directors may elect each year to receive all or part of their annual retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to directors or senior officers having a market value not greater than the annual retainer or base salary for each such director or executive officer. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of the Common Shares of the Corporation (as reported by the TSX) for the five (5) trading days immediately preceding the date the DSUs are awarded. Each DSU may be redeemed for one Common Share of the Corporation upon the participant ceasing to hold any position with the Corporation (whether by termination, retirement or death). The maximum number of Common Shares of the Corporation that may be issued under the plan is 1,000,000 Common Shares.

(3)

Under the TSX Corporation Manual, stock options granted as inducements to new executive officers to join the Corporation are not subject to Shareholder approval since the number of Common Shares of the Corporation issuable to each recipient of such stock options does not exceed 2% of the Corporation’s issued and outstanding Common Shares.

In December 2009, the Board of Directors granted limited authority to the President & CEO of the Corporation to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion, but subject to the terms of the Stock Option Plan, and provided that (i) not more than 40,000 options may be granted to any one person, and (ii) no options may be granted to officers of the Corporation (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Corporation remains subject to Board approval. If all 200,000 options are granted under this arrangement, the President and CEO will cease to have discretion over the granting of stock options and the authority will revert back to the Board.

The following table sets forth information concerning the aggregated stock options granted to the Named Executive Officers of the Corporation and outstanding at the end of the year ended December 31, 2011:

	Option-Based Awards				Share-Based Awards
	Number of
	Securities			Value of	Number of	Market Value of
	Underlying			Unexercised in-	Share-Based	Share-Based	Market Value of
	Unexercised	Exercise		the-money	Awards –	Awards –	Share-Based
	Options	Price		Options(1)	Unvested	Unvested(2)	Awards – Vested(3)
Name	(#)	($)	Expiry Date	($)	(#)	($)	($)
	450,000	$9.42	Oct. 25, 2012	$Nil
René Marion	104,000	$6.96	Nov. 9, 2017	$127,920
					114,169	$935,044	$588,411
	100,000	$6.48	Feb. 11, 2013	$171,000
Scott Perry	73,000	$6.96	Nov. 9, 2017	$89,790
					36,333	$297,567	$424,832
	90,000	$6.69	Jan. 29, 2013	$135,000
Russell	100,000	$8.08	Apr. 16, 2013	$11,000
Tremayne	75,000	$6.24	Jan. 6, 2016	$146,250
	73,000	$6.96	Nov. 9, 2017	$89,790
					35,226	$288,501	$411,883
	14,600	$4.94	Jan. 31, 2012	$47,450
	36,500	$7.16	Feb. 23, 2013	$37,595
	36,500	$11.16	Jan. 16, 2014	$Nil
Peter MacPhail	45,625	$8.17	Feb. 8, 2015	$912
	45,625	$2.85	Jan. 13, 2016	$243,638
	54,750	$9.73	Jan. 8, 2017	$Nil
	54,750	$7.95	Jan. 13, 2018	$13,140
					Nil	$Nil	$Nil
	100,000	$6.24	Jan. 6, 2016	$195,000
Chris Bostwick	30,000	$7.95	Jan. 4, 2018	$7,200
	50,000	$9.29	Dec. 12, 2018	$Nil
					Nil	$Nil	$Nil

Notes:

(1)

Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19, less the exercise price, multiplied by the number of in-the-money stock options that vested during the year.

	(2)	Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19, multiplied by the number of restricted share units that vested during the year.
	(3)	Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19, multiplied by the number of deferred share units that vested during the year.

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Corporation which vested during the year ended December 31, 2011:

	Option Based Awards –	Share Based Awards –	Non-Equity Incentive Plan
Name	Value Vested During the	Value Vested During the	Compensation – Value
	Year(1)	Year	Earned During the Year
René Marion	$143,750	$Nil	$1,327,150
Scott Perry	$205,688	$Nil	$834,693
Russell Tremayne	$173,438	$Nil	$841,698
Peter MacPhail	$774,713(2)	$Nil	$268,908
Chris Bostwick	$35,000	$Nil	$187,122

Notes:

(1)

Calculated as the Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money stock options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise.

(2)

As a result of the Corporation’s acquisition of Northgate Minerals Corporation on October 26, 2011, all of Mr. MacPhail’s existing Northgate options were fully vested and converted to 302,950 options of the Corporation.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the “ESPP”) was implemented July 1, 2009, to provide officers, Directors, employees and consultants (“Participants”) with the opportunity to become an owner in the Corporation and to invest in the Corporation’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase Common Shares of the Corporation on a quarterly basis. The purchase price per Common Share will be the volume-weighted average trading price of the Common Shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the Common Shares are issued. The maximum number of Common Shares of the Corporation that may be issued under the plan is 1,250,000 Common Shares, representing approximately 0.44% of the outstanding Common Shares as of April 13, 2012. The number of securities remaining available for future issuance under the ESPP is 994,364, representing 0.35% of the total issued and outstanding Common Shares of the Corporation.

All Common Shares purchased with Participant’s contributions will be designated as “Participant Shares” and all Common Shares purchased with Employer’s Contributions will be designated as “Employer Shares”. Both Participant Shares and Employer Shares will vest immediately with the Participant upon issuance. A Participant may not transfer its rights under the ESPP. If a Participant ceases to be a director, officer, employee or consultant of the Corporation as a result of retirement, death or disability, the Participant will cease to be entitled to participate in the ESPP, but will receive all Common Shares credited to such Participant’s account under the ESPP or all cash received following the sale of the Common Shares. If a Participant ceases to be a director, officer, employee or consultant of the Corporation for any other reason, the Participant will cease to be entitled to participate in the ESPP and will receive only the balance of such Participant’s contributions credited to such Participant’s account under the ESPP and the Common Shares of the Corporation purchased with such contributions.

The Board of Directors shall have the authority to terminate the ESPP at any time, or to make the following amendments to the ESPP, without the prior approval of the Participants or the Shareholders:

i.

any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares of the Corporation are listed for trading;

ii.	any amendment which is intended to provide additional protection to Shareholders of the Corporation (as determined at the discretion of the Board of Directors);
iii.

any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares of the Corporation are listed for trading;

iv.	any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
v.	any amendment which is not expected to materially adversely affect the interests of the Shareholders;
vi.	any amendment which is intended to facilitate the administration of the ESPP; and
vii.

subject to those provisions which explicitly require Shareholder approval (as set out below), any amendment to the terms of the ESPP, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the ESPP, the procedure for enrolling in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of Participants' contributions and the Corporation’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw Common Shares and cash credited to a Participant's account and the procedures for doing the same, the interest payable on cash credited to a Participant's account, the transferability of Common Shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, ESPP expenses, restrictions on corporate action, or use of funds.

Notwithstanding the foregoing:

i.

no termination, modification, or amendment of the ESPP shall adversely affect the rights of a Participant with respect to Common Shares previously issued under the ESPP without such Participant’s written consent;

ii.

no modification or amendment to the following provisions of the ESPP shall be effective unless and until the Corporation has obtained the approval of the Shareholders in accordance with the rules and policies of the stock exchanges on which the Common Shares are listed for trading:

i.

the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Corporation (as such term is defined in the applicable securities laws);

ii.	the aggregate maximum number of Common Shares of the Corporation that may be issued pursuant to the ESPP;
iii.	the purchase price at which Common Shares may be issued pursuant to the ESPP;
iv.

the rights of a Participants to withdraw Participant Shares and accumulated cash credited to the Participant's account if the Participant ceases to be a Participant for any reason other than retirement, death, or disability;

v.	the extension of any right of a Participant under the ESPP beyond the date on which such right would originally have expired;
vi.

the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying Common Shares from the aggregate maximum number of Common Shares authorized and reserved for issuance under the ESPP; and

vii.	the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Corporation's contributions.

All funds received or held by the Corporation under the ESPP will be included in the general funds of the Corporation free of any trust or other restriction, and may be used for any corporate purpose.

There is no limit on the participation of insiders of the Corporation in the Employee Share Purchase Plan.

Deferred Share Unit Plan

The Deferred Share Unit Plan was implemented to further align the interests of directors and the President and CEO, CFO and COOs (“Participants”) with Shareholders’ interests and the Corporation’s values of behaving like an owner, continuously improving the Corporation and delivering results, so as to increase the value of the shares going forward. Directors may elect each year to receive all or part of their annual retainer in deferred share units having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to directors or executive officers of the Corporation having a market value not greater than the annual retainer or base salary for each such director or executive officer. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of the Common Shares (as reported by the TSX) for the five (5) trading days immediately preceding the date the DSUs are awarded. Each DSU may be redeemed for one Common Share upon the Participant ceasing to hold any position with the Corporation (whether by termination, retirement or death).

DSUs awarded to directors and executive officers of the Corporation vest immediately, unless otherwise determined by the Board. DSU awards are part of the Corporation's Long-Term Incentive Program.

The number of Common Shares for which a DSU may be redeemed shall be adjusted proportionately in the event of (a) a subdivision, re-division or consolidation of the Common Shares into a greater or lesser number of shares, (b) a reclassification or change of the Common Shares into a different class or type of securities, or (c) any other capital reorganization of the Corporation, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity.

Except as required by law, the rights of a Participant under the DSUP are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSUP in whole or in part, (ii) amend or discontinue any DSUs granted under the DSUP, and (iii) terminate the DSUP, without prior notice to or approval by any Participants or Shareholders of the Corporation. Without limiting the generality of the foregoing, the Board may:

a.

amend the definition of “Participant” or the eligibility requirements for participating in the DSUP, where such amendment would not have the potential of broadening or increasing Insider participation;

b.	amend the manner in which Participants may elect to participate in the DSUP or elect the dates on which DSUs shall be redeemed;
c.	amend the provisions of this DSUP relating to the redemption of DSUs and the dates for the redemption of the same; and
d.	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;
e.	make any amendment which is intended to provide additional protection to Shareholders of the Corporation (as determined at the discretion of the Board);
f.

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSUP and any provisions of any applicable laws and the requirements of the TSX;

g.	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
h.	make any amendment which is not expected to materially adversely affect the interests of the Shareholders; and
i.	make any amendment which is intended to facilitate the administration of the DSUP.

Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

No modification or amendment to the following provisions of the DSUP shall be effective unless and until the Corporation has obtained the approval of the Shareholders in accordance with the rules and policies of the TSX:

a.	the number of Common Shares reserved for issuance under the DSUP (including a change from a fixed maximum number of Common Shares to a fixed maximum percentage of Common Shares);
b.	the definition of “Participant” or the eligibility requirements for participating in the DSUP, where such amendment would have the potential of broadening or increasing Insider participation;
c.	the extension of any right of a Participant under the DSUP beyond the date on which such right would originally have expired; and
d.	amendment provisions of the DSUP.

No amendment, suspension or discontinuance of the DSUP or of any granted DSUs may contravene the requirements of the TSX or any securities commission or regulatory body to which the DSUP or the Corporation is now or may hereafter be subject.

If the Board terminates the DSUP, no new DSUs (other than DSUs that have been granted but vest subsequently pursuant the DSUP) will be credited to the account of a Participant, but previously credited (and subsequently vesting) DSUs shall be redeemed in accordance with the terms and conditions of the DSUP existing at the time of termination. The DSUP will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all DSUs recorded in the Participant’s account. Termination of the DSUP shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to DSUs granted under the DSUP prior to the date of such termination.

The maximum number of Common Shares that may be (i) issued to insiders of the Corporation (including directors and officers of the Corporation) pursuant to the DSUP within any one year period, and (ii) issuable to insiders pursuant to the DSUP at any time, when combined with all of the Common Shares issuable to insiders pursuant to any other security-based compensation arrangement of the Corporation, shall not exceed 10% of the total number of outstanding Common Shares of the Corporation.

The maximum number of Common Shares of the Corporation that may be issued under the plan is 1,000,000 Common Shares, representing approximately 0.35% of the outstanding Common Shares as of April 13, 2012. The number of securities remaining available for future issuance under the DSUP as at April 13, 2012 is 721,180, representing 0.26% of the total issued and outstanding Common Shares of the Corporation.

Restricted Share Unit Plan

The purpose of the AuRico Gold Inc. Restricted Share Unit Plan is to provide executive officers of the Corporation with the opportunity to acquire restricted share units in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of interests between its executive officers and Shareholders.

The number of Restricted Share Units (“RSUs”) (including fractional RSUs) to be credited as of the award date shall be determined by dividing (i) the cash value of the award, which shall be such percentage or multiple of the Participant’s base salary as the Board in its discretion determines to be appropriate in the circumstances, by (ii) the Award Market Value (as defined in the RSUP), and shall in all cases be subject to such policies with respect to the compensation and incentives to be provided to the executive officers as the Board or the Committee may prescribe from time to time.

Upon the award of RSUs to a Participant, the Board shall determine in its sole discretion the restricted period applicable to such RSUs (the “Restricted Period”), subject to the following provisions.

  The Board of Directors may determine a different Restricted Period with respect to different portions of the RSUs awarded to a given Participant on a given date;

  The Restricted Period may expire on a given date, or upon the satisfaction of one or more performance conditions determined by the Board of Directors, or upon any combination of the foregoing as the Board may determine in its discretion;

  Unless the Board of Directors determines otherwise at the time of the award of RSUs, one-third (1/3) of such award of RSUs shall be restricted until the first anniversary of the award, another one-third (1/3) shall be restricted until the second anniversary of the award and the remaining one-third (1/3) shall be restricted until the third anniversary of the award, but shall not exceed three years;

  Such awards can vest on a cumulative basis of meeting the certain performance conditions;

  Unless the Board of Directors determines otherwise at the time of the award of RSUs, if the Board of Directors has imposed one or more performance conditions on such RSUs, the RSUs shall be restricted until satisfaction of the last of such performance conditions; and

  It is anticipated that RSUs will be awarded annually to the executive officers of the Corporation.

RSUs may be redeemed shall be adjusted proportionately in the event of (a) a subdivision, re-division or consolidation of the Common Shares of the Corporation into a greater or lesser number of shares, (b) a reclassification or change of the Common Shares into a different class or type of securities, or (c) any other capital reorganization of the Corporation, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity.

Except as required by law, the rights of a Participant under the RSUP are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the RSUP in whole or in part, (ii) amend or discontinue any RSUs granted under the RSUP, and (iii) terminate the RSUP, without prior notice to or approval by any Participants or Shareholders.

Any such amendment, suspension, or termination shall not adversely affect the RSUs previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

No amendment, suspension or discontinuance of the RSUP or of any granted RSU may contravene the requirements of the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

If the Board terminates the RSUP, no new RSUs will be credited to the account of a Participant other than if the Corporation pays dividends on shares, but previously credited RSUs shall be redeemed in accordance with the terms and conditions of the RSUP existing at the time of termination. The RSUP will finally cease to operate for all purposes when the last remaining Participant receives the Redemption Value (as defined in the RSUP) for all RSUs recorded in the Participant’s account or the last of such RSU is cancelled as a result of becoming expired, whichever occurs last. Termination of the RSUP shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to RSUs granted under the RSUP prior to the date of such termination.

The number of securities that have been issued under the RSUP as at April 13, 2012 is 295,942, representing 0.11% of the total issued and outstanding Common Shares of the Corporation.

Termination and Change of Control Benefits

The Corporation recognizes that the potential for a change of control can create uncertainty for its employees that may result in loss or distraction of executives during a critical period. As a result, the Corporation included in the employment agreements of each of its Named Executive Officers provisions designed to retain executives and their critical capabilities to enhance and protect the best interests of the Corporation and its shareholders during an actual or threatened change-of-control situation. The Board, based on the recommendation of the Compensation Committee, has determined that the level of benefits in such change of control provisions is competitive within the mining industry and is appropriate to motivate and retain key executives during an actual or threatened change of control.

René Marion – President & Chief Executive Officer

AuRico Gold has an employment contract with its President & Chief Executive Officer, René Marion, whereby Mr. Marion is to provide his services to AuRico Gold at an annual base salary of $568,150. In addition, Mr. Marion shall be entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Board of Directors from recommendations by the Compensation Committee. Should Mr. Marion be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of AuRico Gold, being an acquisition by a third party of at least 50% of the voting shares of AuRico Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer report directly to the Chairman and the Board of AuRico Gold; then, subject to regulatory approval, Mr. Marion shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted stock options, DSUs and RSUs previously issued or otherwise entitled to by AuRico Gold or AuRico Gold controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure. Mr. Marion was the third individual within a 12 month period to assume the CEO position, and as such, negotiated a 30 month change of control and termination clause in his employment contract, which differs from the customary 24 month period. In the event of death during the term of his addendum agreement, Mr. Marion’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to three times annual base salary. In the event of a long or short term disability of Mr. Marion, the Corporation will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Corporation shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. Marion $16,900 per month until age 65. The Corporation shall also have in place long and short term group disability insurance such that benefits shall commence on the 119th day of any such disability and pay Mr. Marion an additional $3,100 per month until age 65.

Scott Perry – Executive Vice President & Chief Financial Officer

AuRico Gold has an employment contract with its Chief Financial Officer, Scott Perry, whereby Mr. Perry is to provide his services to AuRico Gold at an annual base salary of $371,000. In addition, Mr. Perry shall be entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Board of Directors from recommendations by the Compensation Committee. Should Mr. Perry be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of AuRico Gold, being an acquisition by a third party of at least 50% of the voting shares of AuRico Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer reporting directly to the Chief Executive Officer and the Board of AuRico Gold, then, subject to regulatory approval, Mr. Perry shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted stock options, DSUs and RSUs previously issued or otherwise entitled to by AuRico Gold or AuRico Gold controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure, and the bonus AuRico Gold Common Shares shall be made available for immediate release. Mr. Perry was the third individual within a 12 month period to assume the CFO position, and as such, negotiated a 30 month change of control and termination clause in his employment contract, which differs from the customary 24 month period. In the event of death during the term of his addendum agreement, Mr. Perry’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to three times annual base salary. In the event of a long or short term disability of Mr. Perry, the Corporation will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Corporation shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. Perry $13,500 per month until age 65. The Corporation shall also have in place long and short term group disability insurance such that benefits shall commence on the 119th day of any such disability and pay Mr. Perry an additional $3,100 per month until age 65.

Russell Tremayne – Executive Vice President & Chief Operating Officer - Mexico

AuRico Gold has an employment contract with its Executive Vice President & Chief Operating Officer - Mexico, Russell Tremayne, whereby Mr. Tremayne is to provide his services to AuRico Gold at an annual base salary of US$360,500. In addition, Mr. Tremayne is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Board of Directors from recommendations by the Compensation Committee. Should Mr. Tremayne be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of AuRico Gold, being an acquisition by a third party of at least 50% of the voting shares of AuRico Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; and no longer reporting directly to the Chief Executive Officer, then, subject to regulatory approval, Mr. Tremayne shall be immediately entitled to the equivalent of 30 months of annual salary and bonus, and have all stock options, DSUs and RSUs previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term. Mr. Tremayne was the third individual within a 12 month period to assume the COO position, and as such, negotiated a 30 month change of control and termination clause in his employment contract, which differs from the customary 24 month period. In the event of Mr. Tremayne’s death during the term of this agreement, Mr. Tremayne’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to three times annual base salary, up to US$1,000,000. In the event of a temporary total disability (short term) of Mr. Tremayne, the Corporation will continue to pay him during the first 90 days of such disability at 100% of base salary. Mr. Tremayne shall be entitled to long term disability comprised of temporary total disability insurance such that benefits shall commence on the 91st day of any such disability at 67% of base salary up to a maximum of US$2,500 per week for a maximum duration of 104 weeks. An own occupation definition of disability will apply. At the end of this term and in the event of a permanent total disability (inability to engage in any occupation) of Mr. Tremayne, the Corporation shall have in place, permanent total disability insurance such that lump sum benefit of US$500,000 would be paid to Mr. Tremayne after the 104th week of disability.

Peter MacPhail – Chief Operating Officer – Canada & Australia

AuRico Gold has an employment contract with its Chief Operating Officer – Canada & Australia, Peter MacPhail, whereby Mr. MacPhail is to provide his services to AuRico Gold at an annual base salary of $341,500. In addition, Mr. MacPhail is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 60% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Board of Directors from recommendations by the Compensation Committee. Should Mr. MacPhail be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of AuRico Gold, being an acquisition by a third party of at least 50% of the voting shares of AuRico Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; and no longer reporting directly to the Chief Executive Officer, then, subject to regulatory approval, Mr. MacPhail shall be immediately entitled to the equivalent of one (1) month salary, benefits and RRSP contributions for every one (1) month of employment he completes after October 31, 2011 (subject to a maximum of 24 months), plus 1/12 of his current year target bonus for every one (1) month of employment he completes after October 31, 2011 (subject to a maximum of 100% of his current year target bonus), and have all stock options, DSUs and RSUs previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term. In the event of Mr. MacPhail’s death during the term of this agreement, his beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $600,000. The Corporation shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. MacPhail $6,000 per month until age 65.

Chris Bostwick – Senior Vice President, Technical Services

AuRico Gold has an employment contract and addendum agreement with its Senior Vice President, Technical Services, Chris Bostwick, whereby Mr. Bostwick is to provide his services to AuRico Gold at an annual base salary of US$271,500. In addition, Mr. Bostwick is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 60% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Board of Directors from recommendations by the Compensation Committee. Should Mr. Bostwick be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of AuRico Gold, being an acquisition by a third party of at least 50% of the voting shares of AuRico Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package, then, subject to regulatory approval, Mr. Bostwick shall be immediately entitled to the equivalent of 18 months of annual base salary and annual average bonus for the preceding two years, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

The amounts of estimated potential payments on termination or change of control that the Board, based on the recommendation of the Compensation Committee, approved for the Named Executive Officers are shown in the Potential Payments on Change of Control or Termination table, below:

Incremental Payments on Termination or Change of Control(1)

					Total Estimated
			Value of	Value of	Payment on
	Estimated	Estimated	Unvested	Unvested	Termination or
	Payment in lieu	Payment in lieu	Share-Based	Option-Based	Change of
	of Salary	of Bonus	Awards(1)	Awards(2)	Control
Name	($)	($)	($)	($)	($)
René Marion President and CEO	$1,375,000	$1,375,000	$935,044	$95,940	$3,780,984
Scott Perry Executive Vice President & Chief Financial Officer	$902,500	$902,500	$297,567	$195,593	$2,298,160
Russell Tremayne(3) Executive Vice President & Chief Operating Officer, Mexico	$865,436	$865,436	$288,501	$205,093	$2,224,466
Peter MacPhail Chief Operating Officer, Canada & Australia	$52,000	$52,000	$Nil	$Nil	$104,000
Chris Bostwick(3) Senior Vice President Technical Services	$389,669	$389,669	$Nil	$104,700	$884,038

Notes:
(1)

Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19 multiplied by the number of restricted share units that would vest upon termination or a change of control.

(2)

Calculated as the Common Share price on the TSX on December 30, 2011 (the last trading day of 2011) of $8.19, less the exercise price, multiplied by the number of in-the-money stock options that would vest upon termination or a change of control.

(3)

Messrs. Tremayne and Bostwick’s salaries are paid in $US and for the above table have been converted to CAD using the average currency exchange rate of US$1 = CAD$0.989 for the 2011 year, as quoted by the Bank of Canada.

Equity Ownership Requirement for CEO, CFO and COOs

The Board believes that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officers should build equity in the Corporation in order to align their interests with Shareholders. Such executive officers are, during their tenure as such, required to own Common Shares, DSUs or RSUs having a value of at least: (a) in the case of the Chief Executive Officer, three (3) times his annual base salary: (b) in the case of the Chief Financial Officer or Chief Operating Officers, one (1) times his annual base salary. The value held shall be determined as at December 31st of each year, based on the greater of the initial acquisition value of the Common Shares, DSUs or RSUs and the then 200-day trailing VWAP of the Common Shares on the TSX. The target level of equity holding must be achieved by the later of (a) December 31, 2013; and (b) three years from the date of the individual assumed such office with AuRico. Each such officer may designate unvested RSUs such that they will count towards this total until vested. RSUs vest on the third anniversary of the date of grant and are paid out in cash shortly after vesting. Options do not count towards the equity ownership requirement. If the officer’s base salary is increased, he shall be required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in base salary. Common shares, DSUs, RSUs or similar share equivalent of AuRico held to comply with the Equity Ownership Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce or offset a decrease in the market value of his or her holding, either directly or indirectly.

The following table illustrates for the President & CEO, Executive Vice President & CFO, Executive Vice President & COO – Mexico, and COO – Canada & Australia, the status of each executives’ holdings relative to the share ownership requirements as at December 31, 2011:

	Eligible Equity Holdings		2011 Base	Required	Required	Holdings as	Deadline to
	Number	Value(2)	Salary	Multiple of	Value	a Multiple of	Meet
Name	of Units(1)	($)	($)	Salary	($)	Salary	Requirement
René Marion	336,015	$3,481,953	$550,000	3 x	$1,650,000	6.3	Dec. 31, 2013
Scott Perry	163,754	$1,696,899	$361,000	1 x	$361,000	3.1	Dec. 31, 2013
Russell Tremayne(3)	167,286	$1,733,500	$346,174	1 x	$346,174	3.2	Dec. 31, 2013
Peter MacPhail	12,964	$134,339	$312,000	1 x	$312,000	0.2	Oct. 26, 2014

Notes:

	(1)	Includes common shares, DSUs, and unvested RSUs held as at December 31, 2011.
	(2)	Value of equity holdings is calculated as the greater of the initial acquisition value per unit and the 200-day trailing volume weighted average share price on the TSX of $10.36.
	(3)	Mr. Tremayne’s salary is paid in $US and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$0.989 for the 2011 year, as quoted by the Bank of Canada.

PART FIVE – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of April 13, 2012, neither the Corporation nor any of its subsidiaries had any loan outstanding to its current or former directors or executives.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Management of the Corporation, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

The Management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

CORPORATE GOVERNANCE

The Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 58-201 – Corporate Governance Guidelines set forth the corporate governance guidelines and disclosure policies of the TSX. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of the corporate governance practices of the Corporation with respect to NI 58-101 and NI 58-201 is set out under “Statement of Corporate Governance Practices”, on page 20, above.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is included in the Corporation’s 2011 Annual Report which includes the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2011 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Information Circular, may be obtained on SEDAR or upon request from the Corporation at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Toronto, Ontario, this 13th day of April, 2012.

/s/ Colin K. Benner
COLIN K. BENNER
Chairman of the Board

SCHEDULE A - AURICO GOLD INC. BOARD OF DIRECTORS MANDATE

1.	General

The primary responsibility of the Board of Directors (the “Board”) of AuRico Gold Inc. (the “Corporation”) is to provide governance and stewardship to the Corporation.

Each of the members of the Board shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating management of the Corporation to executive officers. The Board relies on executive officers to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board will oversee the Corporation’s systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct.

The Board will carry out this mandate directly and through the following Committees of the Board (and such other Committees as it appoints from time to time): the Nominating and Corporate Governance Committee, the Sustainability Committee, the Compensation Committee and the Audit Committee.

2.	Appointment and Supervision of Management

The Board will:

  Adopt a succession planning process and participate in the selection, appointment, development, evaluation and compensation of the Chief Executive Officer (“CEO”) and other executive officers.

  Satisfy itself, to the extent feasible, as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

  Develop and approve position descriptions for each of the Chairman of the Board and the CEO, and measure the performance of those acting in such capacities against such position descriptions.

3.	Strategic Planning, Risk Management

The Board will

  Adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks facing the business. The will include the review and approval of management’s proposed strategic and operational plans and annual budget, and the monitoring of the Corporation’s performance against both short-term and long-term strategic objectives as well as the annual budget.

  Review and consider for approval all material amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy. Review and approve all material transactions and other material matters outside the ordinary course of the Corporation’s business.

  Confirm that a system is in place to identify and manage the principal risks to the Corporation and its business.

  Review management’s implementation of appropriate community and environmental stewardship and health and safety management systems, which systems will take into consideration applicable laws, Corporation policies and accepted practices in the mining industry.

  Confirm that processes are in place to address and comply with applicable regulatory matters as well as all significant policies of the Corporation.

4.	Financial Reporting and Management

The Board will:

  Approve the Corporation’s financial statements and review and oversee the Corporation’s compliance with applicable audit, accounting and financial reporting requirements.

  Confirm the integrity of the Corporation’s internal control and management information systems.

  Review operating and financial performance results relative to established strategy, budgets and objectives.

5.	Stakeholder Communication

The Board will:

  Monitor the effectiveness of the Corporation’s Disclosure Policy, with a view to ensuring that Management has established a system for effective corporate communications including processes for consistent, transparent, accurate, regular and timely public disclosure in compliance with applicable laws and recommended best practices.

  Report annually to shareholders on the Board’s stewardship for the previous year.

  Determine appropriate criteria against which to evaluate corporate performance against stated expectations and ensure that the Corporation has a system in place to receive feedback from stakeholders.

6.	Corporate Governance

The Board will:

  Establish an appropriate system of corporate governance including practices to permit the Board to function independently of Management and non-independent directors.

  Establish Committees and approve their respective mandates and the limits of authority delegated to each Committee.

  Determine Board member qualifications.

  Establish appropriate processes for the regular evaluation of the effectiveness of the Board, its chair, all the Committees of the Board and their respective chairs, and all the members of the Board and its Committees.

  Approve the nomination of directors.

  Review the adequacy and form of director compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

  Meet without Management or non-independent directors present.

  Establish a minimum attendance expectation for Board members in respect of Board and Committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each Committee on which he or she sits, and review in advance all the applicable materials for such meetings.

  Review and assess the adequacy of the Committee mandates on an annual basis.

7.	Corporate Policies

The Board and its Committees will adopt and annually review policies and procedures designed to ensure that the Corporation, its directors, officers and employees comply with all applicable laws, rules and regulations, and conduct AuRico Gold’s business ethically and with honesty and integrity. Policies the Board will adopt include, without limitation, the following:

  Code of Business Conduct and Ethics, including the Whistleblower Policy

  Disclosure Policy

  Risk Policy

  Authorities & Authorization Policy

  Insider Trading Policy

8.	Review of Mandate

The Nominating and Corporate Governance Committee will annually review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.

Approved by Nominating and Corporate Governance Committee: March 22, 2012
Approved by Board of Directors: March 23, 2012